Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

Logiq, Inc.

a Delaware corporation,

RAI Acquisition Sub, Inc.

a Delaware corporation,

Rebel AI Inc.

a Delaware corporation,

and

Emmanuel Puentes as the Stockholders’ Agent

Dated as of March 3, 2021

Exhibits

Exhibit A	-	Definitions
Exhibit B	-	Form of Written Consent
Exhibit C	-	Key Employees
Exhibit D	-	Company Stockholders
Exhibit E	-	Form of Company Stockholder Agreement
Exhibit F	-	Certificate of Merger
Exhibit G	-	Form of Indemnity Escrow Agreement
Exhibit H	-	Form of Company Stockholder Agreement for Company Optionholders
Exhibit I	-	Letter of Transmittal
Exhibit J	-	FIRPTA Notice and Notification Letter

Schedules

Disclosure Schedule
Schedule 1.2(b)(xxi)
Schedule 5.5
Schedule 5.15
Schedule 6.3(c)
Schedule A

ii

Agreement and Plan of Merger

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of March 3, 2021 (the “Agreement Date”), by and among Logiq, Inc., a Delaware corporation (“Acquirer”), RAI Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Acquirer (“Merger Sub”), Rebel AI, Inc., a Delaware corporation (the “Company”), and Emmanuel Puentes, as the Stockholders’ Agent (the “Stockholders’ Agent”). Certain other capitalized terms used herein are defined in Exhibit A.

Recitals

Acquirer, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company, pursuant to which the Company would survive and become a wholly-owned subsidiary of Acquirer (the “Merger”), in accordance with this Agreement and Delaware Law.

A. Within twenty-four (24) hours following the execution and delivery of this Agreement, the Company shall deliver to Acquirer a copy of the written consent in substantially the form attached hereto as Exhibit B (a “Written Consent”) executed by the holders of all of the Company’s outstanding issued shares of capital stock (the “Company Stockholders”), who are set forth on Exhibit C, approving this Agreement and the transactions contemplated by this Agreement and the documents referenced herein (collectively, the “Transactions”), including the Merger, upon the terms and subject to the conditions set forth herein, in accordance with Delaware Law and the Company’s Organizational Documents (the “Company Stockholder Approval”).

B. The board of directors of Merger Sub has (1) declared this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Merger Sub and the stockholder of Merger Sub and (2) adopted a resolution recommending that Acquirer, as the sole stockholder of Merger Sub, adopt this Agreement and approve the Merger.

C. The board of directors of Acquirer has approved this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, and Acquirer, as the sole stockholder of Merger Sub, shall, on the Agreement Date immediately following execution and delivery of this Agreement, adopt this Agreement and approve the Merger, including the issuance of shares of Acquirer Common Stock in the Merger.

D. Acquirer, the Merger Sub and the Company intend that the Merger qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code.

E. Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and the Merger Sub’s willingness to enter into this Agreement, the employees of the Company set forth on Exhibit D (each, a “Key Employee”) have each executed an employment agreement for employment with Acquirer or a direct or indirect subsidiary of Acquirer (which may include the Company), together with a confidential information and assignment agreement (together, an “Employment Agreement”), to become effective upon the Closing.

F. Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and the Merger Sub’s willingness to enter into this Agreement, the Key Employees have each executed a non-competition agreement (a “Non-Competition Agreement”).

G. Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and the Merger Sub’s willingness to enter into this Agreement, the Company Stockholders have each executed a company stockholder agreement in substantially the form attached hereto as Exhibit E (an “Company Stockholder Agreement”).

Now, Therefore, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
The Merger

1.1 The Merger.

(a) Merger. Upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease and the Company shall become a wholly-owned subsidiary of Acquirer (sometimes referred to herein as the “Surviving Corporation”).

(b) Effects of the Merger. The Merger shall have the effects set forth herein, the Certificate of Merger and in the applicable provisions of Delaware Law. Without limiting the generality of the forgoing, and subject thereto, at the Effective Time, except as otherwise agreed to pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(c) Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) shall take place remotely (via the exchange of signatures by PDF or otherwise), or at such other location as Acquirer and the Company agree, at (i) 10:00 a.m. Pacific time on a date to be agreed by Acquirer and the Company, which date shall be no later than the third (3rd) Business Day after all of the conditions set forth in Article 6 of this Agreement have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or (ii) such other time as Acquirer and the Company agree. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”

(d) Effective Time. A certificate of merger satisfying the applicable requirements of Delaware Law in substantially the form attached hereto as Exhibit F (the “Certificate of Merger”) shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, delivered to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Acquirer and the Company agree and specify in the Certificate of Merger (the “Effective Time”).

(e) Organizational Documents; Directors and Officers. Unless otherwise determined by Acquirer and the Company prior to the Effective Time, at the Effective Time, (A) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to read as set forth in the Certificate of Merger, until thereafter amended as provided by Delaware Law, (B) Acquirer and the Company shall take all actions necessary to cause the bylaws of the Surviving Corporation to be amended and restated as of the Effective Time to be identical (other than as to name) to the bylaws of Merger Sub as in effect immediately prior to the Effective Time and (C) Acquirer and the Company shall take all actions necessary to cause the directors and officers of Merger Sub immediately prior to the Effective Time to be the only directors and officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.2 Closing Deliveries.

(a) Acquirer Deliveries. Acquirer shall deliver to the Company, at or prior to the Closing:

(i) a certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized officer of Acquirer to the effect that each of the conditions set forth in Section 6.2(a) and Section 6.2(c) has been satisfied;

(ii) the Indemnity Escrow Agreement, in substantially the form attached hereto as Exhibit G (the “Indemnity Escrow Agreement”), executed by Acquirer and the Escrow Agent; and

(iii) the PPP Escrow Agreement, in a form to be agreed upon by the Company and the Acquirer (the “PPP Escrow Agreement” and, together with the Indemnity Escrow Agreement, the “Escrow Agreements”), executed by Acquirer.

(b) Company Deliveries. The Company shall deliver to Acquirer, at or prior to the Closing:

(i) a certificate, dated as of the Closing Date and executed on behalf of the Company by an officer of the Company, to the effect that each of the conditions set forth in Section 6.3(a) and Section 6.3(f) has been satisfied;

(ii) a certificate, dated as of the Closing Date and executed on behalf of the Company by an officer of the Company, certifying (A) the Certificate of Incorporation of the Company in effect as of the Closing (including any amendments thereto), (B) the Bylaws of the Company in effect as of the Closing (including any amendments thereto), (B) the Written Consent including the unanimous resolutions of the Company Stockholders (I) declaring this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (II) approving this Agreement in accordance with the provisions of Delaware Law and the Organizational Documents;

(iii) written acknowledgments pursuant to which any Person that is entitled to any Transaction Expenses acknowledges: (A) the total amount of Transaction Expenses that has been incurred and remains payable to such Person, and (B) that, upon payment of such remaining amount at the Closing, it shall be paid in full and shall not be owed any other amount by any of the Company, its Affiliates, or the Surviving Corporation;

(iv) Employment Agreement, effective as of the Closing, executed by each Key Employee;

(v) Non-Competition Agreements, effective as of the Closing, executed by each Key Employee;

(vi) Company Stockholder Agreements, effective as of the Closing, executed by each Company Stockholder;

(vii) a company stockholder agreement in substantially the form attached hereto as Exhibit H (an “Company Stockholder Agreement for Company Optionholders”), executed by each Company Stockholder and each Company Optionholder that has exercised his or her Company Option prior to or in connection with the Closing effective as of the Closing;

(viii) a letter of transmittal substantially in the form attached hereto as Exhibit I (a “Letter of Transmittal”) together with all tax related documentation reasonably required by Acquirer, including, an IRS Form W-9 and/or IRS Form W-8BEN, as applicable, executed by each Contributing Equityholder;

(ix) all Election Notices, executed by the Company Optionholders prior to the Closing;

(x) evidence satisfactory to Acquirer of the resignation of each officer and director of the Company in office immediately prior to the Closing, effective as of, and contingent upon, the Closing;

(xi) unless otherwise requested by Acquirer in writing no less than three (3) Business Days prior to the Closing Date, a true, correct and complete copy of resolutions adopted by the Board of Directors of the Company, certified by an officer of the Company, terminating each or all of the Company Employee Plans that are “employee benefit plans” within the meaning of ERISA, if any, including Company Employee Plans intended to include a Code Section 401(k) arrangement (a “Company 401(k) Plan”), with such termination to be effective as of the Effective Time, and, in the case of the Company’s 401(k) Plan, the date immediately preceding the Closing Date, in each case contingent upon the Closing;

(xii) a certificate from the Secretary of State of the States of Delaware and Colorado, dated within three (3) Business Days prior to the Closing Date, certifying that the Company is in good standing and that all applicable Taxes and fees of the Company through and including the Closing Date have been paid;

(xiii) the Spreadsheet completed to include all of the information specified in Section 5.8 in a form acceptable to Acquirer and a certificate executed by the officer of the Company, dated as of the Closing Date, certifying that the Spreadsheet is true, correct and complete;

(xiv) the Company Closing Financial Certificate;

(xv) FIRPTA documentation, in substantially the form attached hereto as Exhibit J, consisting of (A) a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), dated as of the Closing Date and executed by the Company, together with written authorization for Acquirer to deliver such notice form to the Internal Revenue Service on behalf of the Company after the Closing, and (B) a FIRPTA Notification Letter, dated as of the Closing Date and executed by the Company;

(xvi) the Certificate of Merger, executed by the Company;

(xvii) the Indemnity Escrow Agreement, executed by the Stockholders’ Agent;

(xviii) the PPP Escrow Agreement, executed by the Stockholders’ Agent and PPP Lender;

(xix) evidence satisfactory to Acquirer of the submission by the Company of the application for forgiveness in respect of the PPP Loan;

(xx) evidence reasonably acceptable to the Acquirer that the amount of the PPP Loan for which forgiveness was not sought from the applicable Governmental Entity has been paid in full to the PPP Lender;

(xxi) evidence satisfactory to Acquirer of the termination of each of the Contracts listed on Exhibit 1.2(b)(xxi);

(xxii) payoff letters or similar instruments in form and substance reasonably satisfactory to Acquirer with respect to all Company Debt, which letters provide for the release of all Encumbrances relating to the Company Debt following satisfaction of the terms contained in such payoff letters (including any premiums above the principal amount of such Company Debt or any fees payable in connection with such Company Debt) (the “Payoff Letters”);

(xxiii) executed confirmatory assignments of Intellectual Property from any of the Company’s Key Employees, in each case in a form that is reasonably acceptable to Acquirer; and

(xxiv)   certificate of cancellation executed on behalf of eShares, Inc. dba Carta with respect to the Company’s electronic stock certificates, in a form that is reasonably acceptable to Acquirer.

Receipt by Acquirer of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.2(b) shall not be deemed to be an agreement by Acquirer or Merger Sub that the information or statements contained therein are true, correct or complete, and shall not diminish Acquirer’s or Merger Sub’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.

1.3 Effect on Securities of Constituent Corporations.

(a) Treatment of Company Capital Stock. Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, Contributing Equityholders, or any other Person:

(i) Company Capital Stock. Each share of Company Capital Stock (excluding Cancelled Shares, which shall be treated in the manner set forth in Section 1.3(a)(ii)), issued and outstanding as of immediately prior to the Effective Time shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, (A) an amount in cash, without interest, equal to the Per Unit Cash Consideration, and (B) a number of shares of Acquirer Common Stock equal to the Per Unit Stock Consideration. The number of shares of Acquirer Common Stock into which a Company Stockholder’s shares of Company Capital Stock are so converted shall be rounded down to the nearest whole number of shares of Acquirer Common Stock.

Notwithstanding anything to the contrary contained herein, in no event shall the aggregate amount of cash and the aggregate number of shares of Acquirer Common Stock to be paid and issued, respectively, by Acquirer to the Equityholders in connection with the Merger exceed the Merger Consideration. In the event the application of any of the formulas in this Agreement or in the Spreadsheet would result in the forgoing not being correct, Acquirer and the Company hereby agree to take such actions as are necessary to amend this Agreement to modify the relevant provisions that resulted in any such error.

(ii) Treatment of Company Capital Stock Owned by the Company. All shares of Company Capital Stock that are owned by the Company (as treasury stock or otherwise) immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist (collectively, the “Cancelled Shares”).

(iii) Treatment of Merger Sub Capital Stock. Each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one shares of common stock of the Surviving Corporation (and the share of common stock of Surviving Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of capital stock of the Surviving Corporation’s that are issued and outstanding immediately after the Effective Time). From and after the Effective Time, each certificate evidencing ownership of a number of shares of Merger Sub capital stock will evidence ownership of such number of shares of common stock of the Surviving Corporation.

(b) Treatment of Options.

(i) Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, any Company Optionholder or any other Person, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time shall, whether or not vested, become fully vested and exercisable. Parent, Merger Sub and the Surviving Corporation shall not assume any of the outstanding Company Options and shall not substitute similar (or any) options for the Company Options. Immediately following the Effective Time of the Merger, no holder of Company Options shall have any right thereunder to acquire any capital stock of Acquirer, Merger Sub or the Surviving Corporation. The Company shall give written notice (the form and substance of which shall be subject to review and approval of Acquirer) (the “Notice to Optionholders”) to the holders of all Company Options which shall offer each holder of a Company Option the right to waive his or her right to exercise his or her Company Option(s) and, prior to the Effective Time of the Merger, elect in writing to participate in the Deemed Option Exercise Program described below; provided that the holder’s election in writing (the “Election Notice”) is made on the form included with the Notice to Optionholders and delivered to the Company prior to the Effective Time of the Merger. In the event that a holder of Company Options fails to exercise its Company Options and fails to elect in writing to participate in the Deemed Option Exercise Program, then, at the Effective Time, such Company Option shall terminate and have no further force and effect. Under the “Deemed Option Exercise Program”, each Company Option that is vested and unexercised (including Company Options that vest as a result of the Merger) immediately prior to the Effective Time of the Merger (the “Program Conversion Date”) and for which an Election Notice has been given shall be deemed exercised by the applicable holder of such Company Option without any further action taken by such holder and shall be converted automatically into the right to receive, subject to the terms of this Article I, (the “Option Cashout Consideration”) the Cash Consideration and Stock Consideration to which the holder thereof would have been entitled pursuant to Section 1.3(a) had such Company Option been exercised prior to the Effective Time, less the aggregate exercise price that such holder would have paid to exercise such Company Option (allocated between cash and Acquirer Common Stock consistent with the ratio of the value of the Gross Cash Consideration and the Gross Stock Consideration), subject to applicable Tax withholding as described in Section 1.8.

(ii) The Company shall use commercially reasonable efforts to obtain and deliver to Acquirer, at or prior to the Closing, an Election Notice, executed by each Person who holds a Company Option immediately before the Effective Time of the Merger.

(iii) Prior to the Closing, the Company shall take all actions necessary to terminate the Company Option Plan, such termination to be effective at or before the Closing.

(c) Adjustments. In the event of any split, reverse split, dividend (including any dividend or distribution of securities convertible into equity interests), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock or Acquirer Common Stock occurring after the Agreement Date and prior to the Effective Time, all references herein to specified numbers of units or shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such split, reverse split, dividend, reorganization, reclassification, combination, recapitalization or other like change.

(d) Rights Not Transferable. The rights of the Contributing Equityholders under this Agreement as of immediately prior to the Effective Time are personal to each such Contributing Equityholder and shall not be transferable for any reason other than by operation of law, will or the laws of descent and distribution. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.

(e) No Fractional Shares. No fractional shares of Acquirer Common Stock will be issued in connection with the Merger (including in connection with the release of any Escrow Shares). Any Stockholder who would otherwise be entitled to receive a fraction of a share of Acquirer Common Stock, shall receive an amount of cash equal to the product obtained by multiplying (A) such fraction by (B) the Trading Price, rounded down to the nearest whole cent.

(f) No Interest. Notwithstanding anything to the contrary contained herein, no interest shall accumulate on any cash payable in connection with the consummation of the Merger and the other Transactions.

(g) Private Placement. The Company shall use commercially reasonable efforts to take such actions and cause the holders of Company Capital Stock to provide all documentation, including investor questionnaires, reasonably requested by Acquirer to allow Acquirer to issue the Acquirer Common Stock to such holders in a manner that satisfies the private placement requirements of Section 4(a)(2) under the Securities Act, including certifications to Acquirer that (i) such holder is and will be, as of the Effective Time, an “accredited investor” (as such term is defined in Rule 501 of Regulation D under the Securities Act) and as to the basis on which such holder is an accredited investor; or (ii) such holder is not and will not be, as of the Effective Time, an “accredited investor”, in which case such holder either alone or with such holder’s purchaser representative has such knowledge and experience in financial and business matters that such holder is capable of evaluating the merits and risks of the Acquirer Common Stock; and (iii) that the Acquirer Common Stock is being acquired for such holder’s account for investment only and not with a view towards, or with any intention of, a distribution or resale thereof for at least a period of one (1) year following the Closing. The Acquirer Common Stock issued pursuant to this Agreement will be deemed restricted shares as defined in Rule 144(a)(3) of the Securities Act and will be subject to certain resale restrictions, including a one (1)-year holding period, at which time the holders thereof may request the Rule 144 restrictions be removed, and Acquirer agrees to take such action reasonably requested by the holders thereof to authorize the removal of any restricted legends and/or other restrictions on the Acquirer Common Stock.

1.4 Payment and Exchange Procedures.

(a) RESERVED.

(i) Payment Account and Certain Payments. Promptly following the Effective Time, Acquirer shall pay by wire transfer of immediately available funds to the accounts previously designated in writing to Acquirer no later than five (5) Business Days prior to the Closing, the following amounts to the following persons:

(1) to the Persons named in the Payoff Letters, the amounts set forth therein to the extent constituting Indebtedness (other than Indebtedness in respect of the PPP Loan);

(2) to the Persons to which any Transaction Expenses will be owed and unpaid as of the Effective Time, as identified in the Company Closing Financial Certificate and for which such Persons have delivered the information required by Section 1.2(b)(iii), the amount of the applicable Transaction Expenses set forth therein;

(3) to the Escrow Agent, the Indemnity Escrow Amount; notwithstanding anything to the contrary in the other provisions of this Article 1, Acquirer shall withhold from each Contributing Equityholder’s applicable portion of the Stock Consideration payable and issuable to such Contributing Equityholder pursuant to Section 1.3(a) or (b) and this Section 1.4, such Contributing Equityholder’s Pro Rata Share of the Indemnity Escrow Amount and shall deposit the Indemnity Escrow Amount with the Escrow Agent pursuant to Section 8.1. The Indemnity Escrow Fund shall constitute partial security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to the indemnification obligations of the Contributing Equityholder under Section 1.5(h) and Article 8, and shall be held and distributed in accordance with Section 1.5(h) and Section 8.1. The adoption of this Agreement and the approval of the Merger by the Company Stockholders, and the execution of the Company Stockholder Agreement and Company Stockholder Agreement for Optionholders, shall constitute, among other things, approval of the Escrow Amount and the withholding of the Escrow Amount by Acquirer.

(4) To the PPP Lender, the PPP Escrow Amount; notwithstanding anything to the contrary in the other provisions of this Article 1, Acquirer shall withhold from each Contributing Equityholder’s applicable portion of the Cash Consideration payable and issuable to such Contributing Equityholder pursuant to Section 1.3(a) and this Section 1.4 such Contributing Equityholder’s Pro Rata Share of the PPP Escrow Amount and shall deposit the PPP Escrow Amount with the PPP Lender pursuant to Section 5.14. The PPP Escrow Fund shall be held and distributed in accordance with the terms of the PPP Escrow Agreement. The adoption of this Agreement and the approval of the Merger by the Company Stockholders, and the execution of the Company Stockholder Agreement and Company Stockholder Agreement for Optionholders, shall constitute, among other things, approval of the PPP Escrow Amount and the withholding of the PPP Escrow Amount by Acquirer.

(ii) Payment Account and Certain Payments. Within the earliest of five (5) Business Days following (i) the consummation of the Acquirer’s IPO, (ii) the consummation of the Acquirer’s next financing for capital-raising purposes involving the receipt by the Company of at least $5,600,000 (whether in one or a series of related transactions), or (iii) the six (6)-month anniversary of the Closing Date, Acquirer shall pay by wire transfer of immediately available funds to the accounts previously designated in writing to Acquirer no later than five (5) Business Days prior to the Closing, the following amounts to the following persons:

(1) to the Equityholders (other than any Employee Optionholders), Cash Consideration, in accordance with the terms of this Agreement and the Spreadsheet;

(2) to the Surviving Corporation, the Cash Consideration to be paid to Company Optionholders who are current or former employees of the Company (“Employee Optionholders”), each of whom shall be paid by the Surviving Corporation in accordance with its normal payroll practices and subject to the applicable withholding Taxes.

(iii) Issuance of Acquirer Common Stock. Promptly following the Effective Time, Acquirer shall (A) cause its transfer agent to issue to each Contributing Equityholder the aggregate number of shares of Acquirer Common Stock issuable to such Contributing Equityholder pursuant to Section 1.3(a)(i) and Section 1.3(b), less such Company Stockholder’s Pro Rata Share of the stock portion of the Indemnity Escrow Amount issuable as set forth on the Spreadsheet, and (B) issue and register in the name of the Escrow Agent the Indemnity Escrow Amount, which will be deposited in the escrow account designated by the Escrow Agent pursuant to the Indemnity Escrow Agreement.

(iv) Any certificates evidencing the shares of Acquirer Common Stock (if such shares are certificated) to be issued pursuant to Section 1.3(a), Section 1.3(b) and Section 1.4(a)(iii) shall bear the following legends to the extent applicable (along with any other legends that may be required under Applicable Law):

(1) “THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER STATE SECURITIES LAWS AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF.

(2) THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO INDEMNITY AND ESCROW OBLIGATIONS SET FORTH IN AN AGREEMENT WITH THE COMPANY.

(3) THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A MARKET STANDOFF RESTRICTION AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER OR AS SET FORTH IN THE BYLAWS OF THE ISSUER, COPIES OF WHICH MAY BE OBTAINED FROM THE COMPANY.”

(b) Transfers of Ownership. If any cash amount or share of Acquirer Common Stock payable or issuable pursuant to Section 1.3(a) is to be paid or issued to a Person other than the Person to which such share of Company Capital Stock surrendered in exchange therefor is registered, it shall be a condition of the payment or issuance thereof that such share of Company Capital Stock shall be properly endorsed (to the extent applicable) and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Acquirer or any agent designated by it any transfer or other Taxes required by reason of the payment of cash or issuance of shares of Acquirer Common Stock in any name other than that of the registered holder of such shares of Company Capital Stock, or established to the satisfaction of Acquirer or any agent designated by it that such Tax has been paid or is not payable.

(c) No Liability. Notwithstanding anything to the contrary in this Section 1.4, none of the Surviving Corporation and any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(d) Unclaimed Consideration. Each holder of shares of Company Capital Stock or Company Options who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 1.4 shall look only to the Surviving Corporation (subject to abandoned property, escheat and similar laws) for its claim, only as a general unsecured creditor thereof, to any portion of the Merger Consideration payable or issuable pursuant to Section 1.3(a) or Section 1.3(b), as applicable, in respect of such shares of Company Capital Stock or Company Options. Notwithstanding anything to the contrary contained herein, if any shares of Company Capital Stock or Company Options have not been surrendered prior to the earlier of the first anniversary of the Effective Time and such date on which the applicable portion of the Merger Consideration payable or issuable pursuant to Section 1.3(a) or Section 1.3(b), as applicable, in respect of such shares of Company Capital Stock or Company Options would otherwise escheat to, or become the property of, any Governmental Entity, any amounts payable in respect of such shares of Company Capital Stock or Company Options shall, to the extent permitted by Applicable Law, become the property of Acquirer, free and clear of all claims or interests of any Person previously entitled thereto.

(e) No Further Ownership Rights in the Company Capital Stock or Company Options. The applicable portion of the Merger Consideration paid or payable and issued or issuable following the surrender for exchange of the shares of Company Capital Stock and Company Options in accordance with the terms hereof shall be paid or payable or issued or issuable in full satisfaction of all rights pertaining to the shares of Company Capital Stock and Company Options, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of shares of Company Capital Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any document or instrument representing a shares of Company Capital Stock or a Company Option is presented to the Surviving Corporation for any reason, such share of Company Capital Stock or a Company Option shall be cancelled and exchanged as provided in this Article 1.

1.5 Company Net Working Capital Adjustment.

(a) Pursuant to Section 5.12, the Company shall deliver the Company Closing Financial Certificate to Acquirer not later than three (3) Business Days prior to the Closing Date.

(b) Within 90 days after the Closing, Acquirer may object to the calculations of Company Net Working Capital included in the Company Closing Financial Certificate (the “NWC Calculations”) by delivering to the Stockholders’ Agent a notice (the “Acquirer NWC Notice”) setting forth Acquirer’s calculation of Company Net Working Capital and the amount by which Company Net Working Capital as calculated by Acquirer is less than Company Net Working Capital as set forth in the Company Closing Financial Certificate.

(c) The Stockholders’ Agent may object to the calculations of Company Net Working Capital set forth in the Acquirer NWC Notice by providing written notice of such objection to Acquirer within 20 days after Acquirer’s delivery of the Acquirer NWC Notice (the “Notice of Objection”), together with such supporting documentation, information and calculations as are necessary for Acquirer to verify and determine the basis of such objection. Any matters not expressly set forth in the Notice of Objection shall be deemed to have been accepted by the Stockholders’ Agent on behalf of the Company Stockholders.

(d) If the Stockholders’ Agent timely provides the Notice of Objection, then Acquirer and the Stockholders’ Agent shall confer in good faith for a period of up to 20 Business Days following Acquirer’s timely receipt of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be in writing and shall be final and binding on the parties hereto and the Company Stockholders.

(e) If, after the 20 Business Day period set forth in Section 1.5(d), Acquirer and the Stockholders’ Agent cannot resolve any matter set forth in the Notice of Objection, then Acquirer and the Stockholders’ Agent shall engage an auditing firm acceptable to both Acquirer and the Stockholders’ Agent (the “Reviewing Accountant”) to review only the matters in the Notice of Objection that are still disputed by Acquirer and the Stockholders’ Agent and the NWC Calculations to the extent relevant thereto. After such review and a review of the Company’s relevant books and records, the Reviewing Accountant shall promptly determine the resolution of such remaining disputed matters, which determination shall be final and binding on the parties hereto and the Company Stockholders, and the Reviewing Accountant shall provide Acquirer and the Stockholders’ Agent with a calculation of Company Net Working Capital in accordance with such determination.

(f) If the Company Net Working Capital as finally determined pursuant to Section 1.5(b), Section 1.5(d) and/or Section 1.5(e), as the case may be (the “Final Net Working Capital”), is less than the Company Net Working Capital as set forth in the Company Closing Financial Certificate (such shortfall, the “Final Net Working Capital Shortfall”), then the Contributing Equityholders shall jointly and severally indemnify and hold harmless Acquirer without any dispute by the Stockholders’ Agent, for the full amount of (i) the Final Net Working Capital Shortfall and (ii) all fees, costs and expenses, if any, of the Reviewing Accountant payable by the Contributing Equityholders pursuant to the terms of Section 1.5(i)(ii) or Section 1.5(i)(iii). Payment shall be in the form of cash and Acquirer Common Stock, and shall be allocated between cash and Acquirer Common Stock consistent with the ratio of the value of the Gross Cash Consideration and the Gross Stock Consideration (valued based on the fair market value of the Acquirer Common Stock as of such date).

(g) If the Final Net Working Capital exceeds the Company Net Working Capital as set forth in the Company Closing Financial Certificate (such excess, the “Final Net Working Capital Excess”), then Acquirer shall indemnify and hold harmless the Contributing Equityholders in accordance with their respective Pro Rata Share of the Final Net Working Capital Excess. Payment shall be in the form of cash and Acquirer Common Stock, and shall be allocated between cash and Acquirer Common Stock consistent with the ratio of the value of the Gross Cash Consideration and the Gross Stock Consideration (valued based on the fair market value of the Acquirer Common Stock as of such date).

(h) To the extent that the Contributing Equityholders have an obligation to indemnify Acquirer pursuant to Section 1.5(f), (i) within five (5) Business Days following the final determination of the Final Net Working Capital, the Company Stockholders shall pay the cash portion of such indemnification obligation to Acquirer to an account designated by Acquirer and (ii) Acquirer shall, in satisfaction of the portion of such indemnification obligation payable in Acquirer Common Stock, send written instructions to the Escrow Agent to cancel a number of such shares of Acquirer Common Stock (valued based on an assumed value of the Trading Price per share of Acquirer Common Stock) held in the Indemnity Escrow Fund having an aggregate value equal to the amount of such indemnification obligation. Acquirer’s right to indemnification pursuant to this Section 1.5 will not be subject to any of the limitations set forth in Article 8.

(i) The fees, costs and expenses of the Reviewing Accountant shall be paid by (i) Acquirer in the event the difference between the Final Net Working Capital as determined by the Reviewing Accountant pursuant to Section 1.5(e) and the NWC Calculations set forth in the Acquirer NWC Notice (such difference, the “Acquirer’s Difference”) is greater than the difference between the Final Net Working Capital as determined by the Reviewing Accountant pursuant to Section 1.5(e) and the calculation of the Company Net Working Capital set forth in the Notice of Objection (such difference, the “Stockholders’ Agent’s Difference”), (ii) by the Contributing Equityholder if the Acquirer’s Difference is less than the Stockholders’ Agent’s Difference or (iii) equally by Acquirer on the one hand, and the Contributing Equityholder on the other hand, if the Acquirer’s Difference is the same as the Stockholders’ Agent’s Difference.

(j) Any payments made pursuant to this Section 1.5 shall be treated as an adjustment to the purchase price by the parties for Tax purposes, unless otherwise required by Law.

1.6 Tax Consequences. The parties hereto intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 354(a)(1) of the Code, it being understood and agreed that neither Acquirer nor the Merger Sub make any representations or warranties to the Company or to any Company Stockholder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any Company Stockholders of this Agreement, the Merger or the other Transactions or the other agreements contemplated by this Agreement. The Company acknowledges that the Company and the Company Stockholders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other Transactions and the other agreements contemplated by this Agreement.

1.7 Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by the respective Company Stockholder when due, and each Company Stockholder shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

1.8 Withholding Rights. Each of Acquirer, the Surviving Corporation, the Escrow Agent and the PPP Lender shall be entitled to deduct and withhold from any payments of cash or issuances of Acquirer Common Stock pursuant to this Agreement to any Key Employee, any Continuing Employee or any Contributing Equityholder, such amounts in cash and/or shares of Acquirer Common Stock as Acquirer, the Surviving Corporation, the Escrow Agent or the PPP Lender is required to deduct and withhold with respect to any such payments or issuances under the Code or any provision of state, local, provincial or foreign Tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid or issued, as applicable, to such Persons in respect of which such deduction and withholding was made.

1.9 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation and the managers of the Surviving Corporation are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

1.10 Lost, Stolen or Destroyed Certificates. In the case of any stock certificate representing the shares of Company Capital Stock that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed in form and substance reasonably satisfactory to the Acquirer, and the Surviving Corporation and, if required by the Surviving Corporation, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Acquirer or the Surviving Corporation, as the case may be, will pay in exchange for such lost, stolen or destroyed Certificate the amount of the portion of the Cash Consideration and Stock Consideration represented by such Certificate in accordance with the provisions of this Article I.

1.11 Spreadsheet. Acquirer and the Surviving Corporation shall be entitled to rely on the accuracy of the Spreadsheet in all respects, and all obligations to make payments pursuant to this Agreement shall be deemed fulfilled to the extent such payments are made in accordance with the Spreadsheet.

ARTICLE 2
Representations and Warranties of the Company

Except as set forth in the Company Disclosure Schedule attached to this Agreement (the “Disclosure Schedule”) (each of which disclosures, shall indicate the Section and, if applicable, the Subsection of this Article 2 to which it relates, however any item disclosed in any particular section or subsection of the Disclosure Schedule shall be deemed to be disclosed in any other section or subsection of the Disclosure Schedule if the relevance of such item to the other section or subsection is readily apparent on the face of such disclosure), the Company represents and warrants to Acquirer, as of the Agreement Date and as of the Closing Date, as follows:

2.1 Organization, Standing, Power and Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Company has the power to own, operate and lease its properties and to conduct the Business and is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified or in good standing would reasonably be expected to have a Material Adverse Effect on the Company. The Company has and, since its inception has had, no Subsidiaries or any Equity Interest, whether direct or indirect, in, or any loans to, any corporation, partnership, limited liability company, joint venture or other business entity.

(b) Section 2.1(b) of the Disclosure Schedule sets forth a true, correct and complete list of the names and titles of the current officers of the Company.

2.2 Capital Structure.

(a) The authorized total number of shares of all classes of Company Capital Stock is 20,000,000 shares of Company Common Stock. Section 2.2(a)(i) of the Disclosure Schedule sets forth, as of the Agreement Date, a true, correct and complete list of the Company Stockholders and the number of shares, class and series of Company Capital Stock so owned by such Company Stockholder. Except as set forth in Section 2.2(a)(ii) of the Disclosure Schedule, there are no other issued and outstanding shares, series or classes of Company Capital Stock and no outstanding commitments or Contracts to issue any shares of Company Capital Stock. The Company holds no shares of Company Capital Stock. Except as set forth in documents identified in Section 2.2(a)(iii) of the Disclosure Schedule, all issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Company’s Organizational Documents or any Contract to which the Company is a party or by which the Company or any of its assets is bound. The Company has never declared or paid any distributions on any shares of Company Capital Stock. There is no Liability for declared and unpaid distributions by the Company. The Company is not under any obligation to register under the Securities Act or any other Applicable Law any shares of Company Capital Stock or any other securities of the Company, whether currently outstanding or that may subsequently be issued. All issued and outstanding shares of Company Capital Stock were issued in compliance with Applicable Law and all requirements set forth in the Company’s Organizational Documents and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound and any applicable purchase or call option, right of first refusal, subscription right, pre-emptive right or other similar right.

(b) Other than as set forth on Section 2.2(b) of the Disclosure Schedule, as of the Agreement Date, there are no authorized, issued or outstanding Equity Interests of the Company other than the shares of Company Capital Stock. Other than as set forth on Section 2.2(b) of the Disclosure Schedule, as of the Agreement Date, no Person has any Equity Interests of the Company, unit appreciation rights, unit schemes, calls or rights, or is party to any Contract of any character to which the Company or a Company Stockholder is a party or by which it or its assets is bound, (i) obligating the Company or such Company Stockholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested, or (ii) obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such call, right or Contract.

(c) No bonds, debentures, notes, indebtedness or other debt securities of the Company (i) granting its holder the right to vote on any matters on which any Company Stockholder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is any way based upon or derived from capital or voting shares of Company Capital Stock, is issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).

(d) Except as set forth on Section 2.2(d) of the Disclosure Schedule, there are no Contracts relating to voting, purchase, sale or transfer of any shares of Company Capital Stock or other Equity Interests of the Company (i) between or among the Company and any Company Stockholder or Company Optionholder, or (ii) to the Knowledge of Company, between or among any of the Company Stockholders or Company Optionholders. Except as set forth on Section 2.2(d) of the Disclosure Schedule, no Contract to which the Company is a party to or by which the Company or any of its assets is bound provides for any vesting of shares of Company Capital Stock or other Equity Interests or the acceleration of any other benefits thereunder, in each case in connection with the Transactions or upon termination of employment or service with the Company or Acquirer, or any other event, whether before, upon or following the Effective Time or otherwise.

2.3 Authority; Non-contravention.

(a) The Company has all requisite power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (regardless of whether enforcement is sought in a proceeding at law or in equity) ((i) and (ii), the “Enforceability Exceptions”). The affirmative votes of the Board of Directors of the Company and the Company Stockholders holding a majority of the shares of Company Common Stock are the only votes necessary to adopt this Agreement and approve the Merger under Delaware Law and the Company’s Organizational Documents, each as in effect at the time of such adoption and approval. The affirmative votes of the Company Stockholders are the only votes necessary to adopt this Agreement and approve the Merger under Delaware Law and the Organizational Documents each as in effect at the time of such adoption and approval. Following receipt of the Company Stockholder Approval, no rights to appraisals under the Organizational Documents, or Applicable Law are available to any Company Stockholder as a result of the Transactions, including the Merger.

(b) Except as set forth in Section 2.3(b) of the Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance on any of the material assets of the Company or any of the shares of Company Capital Stock, or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Organizational Documents or other equivalent organizational or governing documents of the Company, in each case as amended to date, (B) any Contract of the Company or any Contract applicable to any of its material assets or (C) any Applicable Law.

(c) Except as set forth in Section 2.3(c) of the Disclosure Schedule, no consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the Transactions, except for the filing of the Certificate of Merger, as provided in Section 1.1(c).

2.4 Financial Statements; Absence of Changes.

(a) The Company has made available to Acquirer its unaudited financial statements for the fiscal years ending December 31, 2018, December 31, 2019 and December 31, 2020 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Financial Statements”), which are included as Section 2.4(a) of the Disclosure Schedule. The Financial Statements (i) are derived from and in accordance with the books and records of the Company, (ii) fairly and accurately present the financial condition of the Company in all material respects at the dates therein indicated and the results of operations and cash flows of the Company for the periods therein specified, (iii) are true, correct and complete in all material respects, and (iv) were prepared in accordance with GAAP in all material respects, except for the absence of footnotes, applied on a consistent basis throughout the periods involved.

(b) Except as set forth in Section 2.4(b) of the Disclosure Schedule, the Company has no Liabilities of any nature other than (i) those set forth or adequately provided for in the balance sheet included in the Financial Statements as of December 31, 2020 (the “Company Balance Sheet”), (ii) contractual and other liabilities incurred by the Company in the ordinary course consistent with past practices (for the avoidance of doubt, the PPP Loans are not in the ordinary course consistent with past practices), and do not result from any breach of Contract, warranty, infringement, tort or violation of Applicable Law and (iii) those incurred by the Company in connection with the execution of this Agreement. Except for Liabilities reflected in the Financial Statements, the Company has no off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company. All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP consistently applied. Without limiting the generality of the foregoing, the Company has never guaranteed any debt or other obligation of any other Person.

(c) Section 2.4(c) of the Disclosure Schedule sets forth a true, correct and complete list of all Indebtedness of the Company for money borrowed (“Company Debt”), including, for each item of Company Debt, the agreement governing the Company Debt and the interest rate, maturity date and any assets securing such Company Debt. All Company Debt may be prepaid at the Closing without penalty under the terms of the Contracts governing such Company Debt.

(d) Section 2.4(d) of the Disclosure Schedule sets forth the names and locations of all banks and other financial institutions at which the Company maintains accounts and the names of all Persons authorized to make withdrawals therefrom.

(e) Since the Company Balance Sheet Date, except as expressly contemplated by this Agreement or as set forth on Section 2.4(e) of the Disclosure Schedule, (i) the Company has conducted the Business only in the ordinary course of business consistent with past practices in all material respects, (ii) there has not occurred any Material Adverse Effect with respect to the Company and (iii) the Company has not done, caused or permitted any of the actions described in Section 4.2.

2.5 Litigation. There is no Legal Proceeding pending before any Governmental Entity, or, to the Knowledge of Company, threatened against the Company or any of its assets or any of its managers, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company), and, to the Knowledge of the Company, there is not any reasonable basis for any such Legal Proceeding. There is no Order against the Company, any of its assets, or, to the Knowledge of the Company, any of its managers, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company).

2.6 Restrictions on Business Activities. There is no Contract or Order binding upon the Company that restricts or prohibits, purports to restrict or prohibit, has or would reasonably be expected to have, whether before or after consummation of the Merger, the effect of prohibiting, restricting or impairing any current or presently proposed business practice of the Company, any acquisition of property by the Company or the conduct or operation of the Business or, excluding restrictions on the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, limiting the freedom of the Company to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company of exclusive rights or licenses or (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services.

2.7 Compliance with Laws; Governmental Permits.

(a) The Company has complied in all material respects with, is not in violation of, and has not received any notices of violation with respect to, Applicable Law.

(b) Except as set forth on Section 2.7(b) of the Disclosure Schedule, the Company has obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which the Company currently operates or holds any interest in any of its assets or properties or (ii) that is required for the operation of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect. The Company has not received any notice or other communication from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization, and to the Knowledge of the Company, no such notice or other communication is forthcoming. The Company has materially complied with all of the terms of the Company Authorizations and none of the Company Authorizations will be terminated or materially impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions.

2.8 Title to, Condition and Sufficiency of Assets.

(a) The Company has good title to, or valid leasehold interest in all of its tangible properties, and interests in tangible properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practices), or, with respect to leased tangible properties and assets, valid leasehold interests in such properties and assets that afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case free and clear of Encumbrances. Section 2.8(a) of the Disclosure Schedule identifies each parcel of real property leased by the Company. The Company has made available to Acquirer true, correct and complete copies of all leases, subleases and other agreements under which the Company uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. The Company does not currently own any real property.

(b) The tangible assets and properties owned, licensed, or leased, or otherwise contracted for by the Company, constitute all of the tangible assets and properties that are necessary for the Company to conduct, operate and continue the Business as currently operated.

2.9 Intellectual Property.

(a) As used herein, the following terms have the meanings indicated below:

(i) “Company Intellectual Property” means any and all Company Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to the Company or otherwise used in the Business.

(ii) “Company Intellectual Property Agreements” means any Contract governing any Company Intellectual Property to which the Company is a party or bound.

(iii) “Company Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company, including Company Products.

(iv) “Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company, including but not limited to any websites hosted and or operated by the Company and software platforms made available by the Company on a hosted or software-as-a-service basis, and all content and materials posted thereon, and all products or services currently under development by the Company.

(v) “Company Registered Intellectual Property” means the United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered copyrights and applications for copyright registration, in each case registered or filed in the name of, owned by, or exclusively licensed to, the Company.

(vi) “Company Source Code” means, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, of any Company Owned Intellectual Property or Company Products.

(vii) “Intellectual Property” means (A) Intellectual Property Rights; and (B) Proprietary Information, Content and Technology.

(viii) “Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor and all other rights corresponding thereto, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.

(ix) “Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

(x) “Personal Data” means in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by Applicable Law or legal requirement, or by the Company in any of its privacy policies, notices or contracts, all information, in any form, that (a) identifies, could be used to identify or is otherwise associated with an individual person, including but not limited to (1) name, physical address, telephone number, email address, photograph or likeness, financial information, financial account number or government-issued identifier, (2) any data regarding an individual’s activities online or on a mobile device or application, (3) Internet Protocol addresses, device identifiers or other persistent identifiers; (b) is governed, regulated or protected by one or more Privacy Requirements; (c) the Company received from or on behalf of a customer of the Company; or (d) is subject to a data security or confidentiality obligation. Personal Information may relate to any individual, including a current, prospective, or former customer, end user or employee of any person or entity, and includes information in any form or media, whether paper, electronic, or otherwise.

(xi) “Privacy Requirements” means any and all Applicable Laws, industry requirements, subregulatory guidance, contractual requirements, and legal requirements (including without limitation of the United States and of any other applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Data and all regulations promulgated thereunder, including but not limited to the Federal Trade Commission Act, the California Online Privacy Protection Act, the EU General Data Protection Regulation, the CAN-SPAM Act, the Telephone Consumer Protection Act, state data security laws, state social security number protection laws, state consumer protection laws, and any and all Applicable Laws relating to breach notification in connection with Personal Data.

(xii) “Proprietary Information, Content and Technology” means any and all of the following: works of authorship, text, content, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

(xiii) “Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.

(b) Status. Except as set forth in Section 2.9(b) of the Disclosure Schedule, the Company has exclusive title and ownership of all Company Owned Intellectual Property free and clear of any Encumbrances (except for non-exclusive licenses entered into by the Company in the ordinary course) and without any interference with or infringement upon the intellectual property rights of others, and is duly licensed under or otherwise authorized to use, all other Intellectual Property necessary to enable it to carry on the Business free and clear of any Encumbrances (except for non-exclusive licenses entered into by the Company in the ordinary course) and, to the Knowledge of Company, without any interference with or infringement upon the intellectual property rights of others. The Company Intellectual Property collectively constitutes all of the intangible assets, intangible properties, rights and Intellectual Property necessary for Acquirer’s conduct of, or that are used in or held for use for, the Business without: (i) the need for Acquirer to acquire or license any other intangible asset, intangible property or Intellectual Property Right and (ii) the breach or violation of any Contract. The Company has not transferred ownership of, or granted any exclusive rights in, any Company Intellectual Property to any third party.

(c) Company Registered Intellectual Property. Section 2.9(c) of the Disclosure Schedule lists all Company Registered Intellectual Property, and the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made; and all actions that are required to be taken by the Company within 120 days of the Agreement Date in order to avoid prejudice to, impairment or abandonment of such Intellectual Property Rights. To the Knowledge of Company, except as set forth on Section 2.9(c) of the Disclosure Schedule, each item of Company Registered Intellectual Property is valid (or in the case of applications, applied for), enforceable and subsisting, all registration, maintenance and renewal fees currently due or due within 120 days of the Agreement Date in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s ownership interests therein.

(d) No Government Assistance. At no time during the conception of or reduction to practice of any of the Company Owned Intellectual Property was the Company or any developer, inventor or other contributor to such Company Owned Intellectual Property operating under any grants from any Governmental Entity or agency or private source, performing research sponsored by any Governmental Entity or agency or private source or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that material adversely affects the Company’s rights in such Company Owned Intellectual Property.

(e) Founders. All rights in, to and under all Intellectual Property created by the Company’s founders for or on behalf or in contemplation of the Company (i) prior to the inception of the Company or (ii) prior to their commencement of employment with the Company have been duly and validly assigned to the Company, and the Company has no reasonable basis to believe that any such Person is unwilling to provide Acquirer or the Company with such cooperation as may reasonably be required to complete and prosecute all appropriate U.S. and foreign patent and copyright filings related thereto.

(f) Invention Assignment and Confidentiality Agreement. Except as set forth in Section 2.9(f) of the Disclosure Schedule, the Company has secured from all current and former consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property for the Company or otherwise used on or incorporated into any Company Product (each, an “Author”), unencumbered and unrestricted exclusive ownership of, all such Intellectual Property in such contribution and has obtained the waiver of all non-assignable rights. Each such Author has represented and warranted to the Company that it has the authority to grant such ownership in such Intellectual Property to the Company. No Author has retained any rights, licenses, claims or interest whatsoever with respect to any Intellectual Property developed by the Author for the Company. Without limiting the foregoing, the Company has obtained written and enforceable proprietary information and invention disclosure and Intellectual Property assignments from all current and former Authors. The Company has provided to Acquirer copies of all such forms currently and historically used by the Company.

(g) No Violation. To the Knowledge of Company, no current or former employee, consultant, advisor or independent contractor of the Company: (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s, advisor’s or independent contractor’s being employed by, or performing services for, the Company or using trade secrets or proprietary information of others without permission or (ii) has developed or created any content, technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or that is otherwise displayed on, incorporated into, integrated or bundled by the Company with any Company Product that is subject to any agreement under which such employee, consultant, advisor or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. Neither the execution nor delivery of this Agreement will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract of the type described in clause (i) of the immediately foregoing sentence.

(h) Confidential Information. The Company has taken commercially reasonable steps to protect and preserve the confidentiality of confidential or non-public information of the Company (including trade secrets) or provided by any third party to the Company (“Confidential Information”). Except as set forth in Section 2.9(h) of the Disclosure Schedule, all current and former employees, consultants, advisors and contractors of the Company and any third party to whom the Company has granted access to Confidential Information have executed and delivered to the Company a written agreement regarding the protection of such Confidential Information, copies of which have been made available to Acquirer, or, solely with respect to the Company’s attorneys and accountants, are governed by confidentiality obligations under Applicable Law. The Company has implemented and maintains reasonable security, disaster recovery and business continuity plans consistent with industry practices of companies offering similar services, and acts in compliance therewith. To the Knowledge of the Company, the Company has not experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including Personal Data in the Company’s possession, custody or control within the last four years. To the Knowledge of Company, there has not been any material failure with respect to any of the computer systems, including software, used by the Company in the conduct of the Business within the last four years. To the Knowledge of the Company, there has been no breach of any Contract relating to Company’s or any third party’s Confidential Information.

(i) Non-Infringement. There is no current unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company Owned Intellectual Property by any third party. The Company has not brought any Legal Proceeding for infringement or misappropriation of any Company Owned Intellectual Property. The Company has no Liability for infringement or misappropriation of any Third-Party Intellectual Property. The operation of the Business, including but not limited to (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, display, provision and/or use of any Company Product and/or Company Owned Intellectual Property (and to the Knowledge of the Company, any other Company Intellectual Property) and (ii) the Company’s use of any content, product, device, process or service used in the Business as previously conducted in the past four years and as currently conducted by the Company, has not and does not infringe, misappropriate or violate any Third-Party Intellectual Property, breach any terms of service, click-through agreement or any other agreement or rules, policies or guidelines applicable to use of such Third-Party Intellectual Property and does not constitute unfair competition or unfair trade practices under the Applicable Law of any jurisdiction in which Company conducts its business or in which Company Products are manufactured, marketed, distributed, licensed or sold and there is no basis for any such claims. The Company has not been sued in any Legal Proceeding or received any written communications (including any third-party reports by users) alleging that the Company has infringed, misappropriated, or violated or, by conducting the Business, would infringe, misappropriate, or violate any Intellectual Property of any other Person or entity. No Company Intellectual Property or Company Product is subject to any Legal Proceeding, Order or settlement agreement or right that restricts in any manner the use, transfer or licensing thereof by the Company, or that affects the validity, use or enforceability of any Company Intellectual Property.

(j) Digital Millennium Copyright Act. Except as set forth the Section 2.9(j) of the Disclosure Schedule, the Company operates and has operated in the past four years the Business in the manner intended to take reasonable advantage, if and when applicable, of the safe harbors provided by Section 512 of the Digital Millennium Copyright Act (the “DMCA”), including by informing users of its products and services of such policy, designating an agent for notice of infringement claims, registering such agent with the United States Copyright Office and taking appropriate action expeditiously upon receiving notice of possible infringement in accordance with the “notice and take-down” procedures of the DMCA.

(k) Licenses; Agreements. Except as set forth in Section 2.9(k) of the Disclosure Schedule, the Company has not granted any options, licenses or agreements of any kind relating to any Company Owned Intellectual Property outside of the terms of service entered into by users of the Company Products in the ordinary course and non-exclusive licenses entered into by the Company in the ordinary course (copies of which have been made available to Acquirer), and the Company is not currently bound by or a party to any option, license or agreement of any kind with respect to any of the Company Owned Intellectual Property. Except as set forth in Section 2.9(k) of the Disclosure Schedule, the Company is not obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Company Products (or any Intellectual Property displayed on, incorporated into, integrated or bundled by the Company with any of the Company Products) or Company Owned Intellectual Property or any other property or rights.

(l) Other Intellectual Property Agreements. With respect to the Company Intellectual Property Agreements that are material to the Business:

(i) Each such agreement is valid and subsisting and has, where required, been duly recorded or registered;

(ii) Except as provided is Section 2.9(l)(ii) of the Disclosure Schedule, the Company is not (and will not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement) in breach of any Company Intellectual Property Agreement and the consummation of the Transactions will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations or remedies with respect to any Company Intellectual Property Agreements, or give any non-Company party to any Company Intellectual Property Agreement the right to do any of the foregoing;

(iii) At and immediately following the Closing, except as provided is Section 2.9(l)(iii) of the Disclosure Schedule, the Surviving Corporation (as a wholly-owned subsidiary of Acquirer) will be permitted to exercise all of the Company’s rights under the Company Intellectual Property Agreements to the same extent the Company would have been able to had the Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company would otherwise be required to pay;

(iv) To the Knowledge of the Company, there are no disputes or Legal Proceedings (pending or threatened) regarding the scope of any Company Intellectual Property Agreements, or performance under any Company Intellectual Property Agreements including with respect to any payments to be made or received by the Company thereunder;

(v) Except as set forth on Section 2.9(l)(v), no Company Intellectual Property Agreement requires the Company to include any Third-Party Intellectual Property in any Company Product or obtain any Person’s approval of any Company Product at any stage of development, licensing, distribution or sale of that Company Product;

(vi) None of the Company Intellectual Property Agreements grants any third party exclusive rights to any Company Intellectual Property;

(vii) Except as set forth in Section 2.9(l)(vii) of the Disclosure Schedule, none of the Company Intellectual Property Agreements grants any third party the right to sublicense any Company Intellectual Property;

(viii) The Company has obtained licenses (sufficient for the conduct of the Business) to all Third-Party Intellectual Property that is displayed on, incorporated into, integrated or bundled by the Company with any of the Company Products; and

(ix) No third party that has licensed Intellectual Property to the Company has ownership or license rights to improvements or derivative works made by the Company in the Third-Party Intellectual Property that has been licensed to the Company

(m) Except as set forth in Section 2.9(m) of the Disclosure Schedule, none of the execution and performance of this Agreement, the consummation of the Transactions and the assignment to Acquirer and/or the Surviving Corporation by operation of law or otherwise of any Contracts to which the Company is a party or by which any of its assets is bound, will result in: (i) Acquirer or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Acquirer or any of its Affiliates, (ii) Acquirer or any of its Affiliates, being bound by or subject to, any exclusivity obligations, non-compete or other material restriction on the operation or scope of their respective businesses, (iii) Acquirer or the Surviving Corporation being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Transactions or (iv) any termination of, or other material impact to, any Company Intellectual Property.

(n) Source Code. The Company has not disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than disclosures to employees, contractors and consultants involved in the development of Company Products. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company of any Company Source Code, other than disclosures to employees, contractors and consultants involved in the development of Company Products. Without limiting the foregoing, e Neither the execution or performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a third party of any Company Source Code.

(o) Open Source Software. Section 2.9(o) of the Disclosure Schedule identifies all Open Source Materials used in any Company Products or in the conduct of the Business, describes the manner in which such Open Source Materials were used (such description shall include whether (and, if so, how) the Open Source Materials were modified and/or distributed by the Company) and identifies the licenses under which such Open Source Materials were used. To the Knowledge of Company, the Company is in compliance with the terms and conditions of all licenses for the Open Source Materials. The Company has not (i) except as set forth on Section 2.9(o) of the Disclosure Schedule, incorporated Open Source Materials into, or combined Open Source Materials with, or called to or linked any Open Source Materials to or from, the Company Owned Intellectual Property or Company Products, (ii) except as set forth on Section 2.9(o) of the Disclosure Schedule, distributed Open Source Materials in conjunction with any Company Owned Intellectual Property or Company Products or (iii) used Open Source Materials, in such a way that, with respect to clauses (i), (ii) or (iii), creates obligations for the Company with respect to any Company Owned Intellectual Property or grant to any third party any rights to any Company Owned Intellectual Property (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge).

(p) Privacy. The Company has complied with Applicable Law and its internal privacy policies relating to the use, collection, storage, disclosure and transfer of any Personal Data collected by the Company or by third parties having authorized access to the records of the Company. The execution, delivery and performance of this Agreement by the Company will comply with Applicable Law relating to privacy and with the Company’s privacy policies. The Company has not, within the last four years, received any complaint regarding the Company’s collection, use or disclosure of Personal Data.

(q) Personal Data. Section 2.9(q) of the Disclosure Schedule identifies and describes each distinct electronic or other database containing (in whole or in part) Personal Data maintained by or for the Company at any time (the “Company Databases”), the types of Personal Data in each such database, the means by which the Personal Data was collected and the security policies that have been adopted and maintained with respect to each such Company Database. To the Knowledge of Company, no breach or violation of any such security policy by the Company has occurred or, is threatened, and, to the Knowledge of the Company, there has been no unauthorized or illegal use of or access to any of the data or information in any of the Company Databases.

2.10 Taxes.

(a) The Company has properly completed and timely filed in all material respects all material Tax Returns required to be filed by it prior to the Closing Date, has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return), and has no Liability for Taxes in excess of the amounts so paid. There is no written claim for Taxes that has resulted in an Encumbrance against any of the assets of the Company.

(b) The Company has made available to Acquirer true, correct and complete copies of all Company income Tax Returns, examination reports, and statements of deficiencies, adjustments, and proposed deficiencies and adjustments in respect of the Company.

(c) The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company for periods (or portions of periods) through the Company Balance Sheet Date required to be disclosed by GAAP. The Company does not have any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practices subsequent to the Company Balance Sheet Date. The Company has no Liability for Taxes (whether outstanding, accrued for, contingent or otherwise) that are not included in the calculation of Company Net Working Capital.

(d) There is (i) no audit or pending audit of, or Tax controversy associated with, any Tax Return of the Company that has been or is being conducted by a Tax Authority, (ii) no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Entity, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company currently in effect and (iv) no agreement to any extension of time for filing any Tax Return that has not been filed. No written claim has ever been made by any Governmental Entity in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(e) The Company has not been required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods (or changes thereof) employed prior to the Merger.

(f) Except as set forth in Section 2.10(f) of the Disclosure Schedule, the Company is not a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement, and to the Knowledge of Company, the Company does not have any Liability or potential liability to another party under any such agreement.

(g) The Company has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that has or could result in the imposition of penalties under Code Section 6662, other provisions of the Code, or any comparable provisions of state, local or foreign law.

(h) The Company has not consummated or participated in, and is not currently participating in, any transaction that was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. The Company has not participated in, and is not currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(i) The Company does not have any Liability for the Taxes of any Person (other than the Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) as a transferee or successor, by Contract or otherwise.

(j) The Company will not be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) with respect to a transaction occurring on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date, or (vi) election under Section 108(i) of the Code made on or prior to the Closing Date.

(k) The Company has not incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(l) The Company has not received any private letter ruling from the Internal Revenue Service (or any comparable Tax ruling from any other Governmental Entity).

(m) The Company is not a party to any joint venture, partnership or other Contract or arrangement that is reasonably likely to be treated as a partnership for U.S. federal income Tax purposes.

(n) The Company has collected and remitted all sales, use, value added, ad valorem, personal property and similar Taxes (“Sales Taxes”) with respect to sales made or services provided and, for all sales or provision of services that are exempt from Sales Taxes and that were made without charging or remitting Sales Taxes, the Company has received and retained any required Tax exemption certificates or other documentation qualifying such sale or provision of services as exempt.

(o) Except as set forth in Section 2.10(o) of the Disclosure Schedule, the Company is not subject to Tax in any jurisdiction other than its country of incorporation or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction. The Company is not subject to income Tax, Sales Tax, use Tax, gross receipts Tax or any other type of Tax in any U.S. state or other jurisdiction where it does not file Tax Returns applicable to such type of Tax.

(p) The Company has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities for which receipts have been provided or are customarily provided.

(q) The Company has made available to Acquirer all material documentation relating to any applicable Company Tax holidays or incentives. The Company is in material compliance with the requirements for any applicable Tax holidays or incentives, and none of the Tax holidays or incentives will be jeopardized by the Transactions.

(r) The Company is not, and it has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company has filed with the Internal Revenue Service all statements, if any, that are required under Section 1.897-2(h) of the Treasury Regulations.

(s) The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(t) The Company has (i) complied with all Applicable Law relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472 and 3406 of the Code or similar provisions under any foreign law), (ii) withheld (within the time and in the manner prescribed by Applicable Law) from employee wages or consulting compensation and paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and (iii) timely filed all withholding Tax Returns, for all periods through and including the Closing Date.

(u) Except as set forth on Section 2.10(u) of the Disclosure Schedule, the Company has not (i) claimed any Tax credit pursuant to Section 2301 of the CARES Act or any Tax deferral pursuant to Section 2302 of the CARES Act, (ii) applied for or accepted (1) any loan pursuant to the Paycheck Protection Program pursuant to Section 1102 of the CARES Act, (2) any funds pursuant to the Economic Injury Disaster Loan program or an advance on an Economic Injury Disaster Loan pursuant to Section 1110 of the CARES Act, or (3) any loan or funds pursuant to any similar program in any foreign jurisdiction, or (iii) taken any action that will impair the Acquirer or any of its subsidiaries’ eligibility to claim any payroll tax credit or deferral that is permitted by the CARES Act.

(v) The Company does not own any interest in any controlled foreign corporation (as defined in Section 957 of the Code), passive foreign investment company (as defined in Section 1297 of the Code), or other entity the income of which is required to be included in the income of the Company.

(w) There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any ERISA Affiliate to which the Company is a party or by which the Company or its assets is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). Section 2.10(w) of the Disclosure Schedule lists each Person (whether U.S. or foreign) who the Company reasonably believes is, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the Agreement Date. No securities of the Company or any Company Stockholders are readily tradable on an established securities market or otherwise (within the meaning of Section 280G and the regulations promulgated thereunder) such that the Company is ineligible to seek shareholder approval in a manner that complies with Section 280G(b)(5) of the Code.

(x) Each Company Employee Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in all respects in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder. The Company has no obligation to provide, and no Company Employee Plan or other agreement provides any individual with the right to, a gross-up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties, including those incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.

(y) The Company’s predecessor, Rebel AI, LLC (the “Company Predecessor”), was a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code at all times during its existence, through and including June 14, 2019. No Tax Authority has ever challenged or questioned the Company Predecessor’s classification as an S corporation. The Company has made available to Acquirer true, correct and complete copies of the Company Predecessor’s election under Section 1362(a), and documents and other filings impacting such election. The Company does not have any liability for material Tax under Section 1374 of the Code.

2.11 Employee Benefit Plans and Employee Matters.

(a) Section 2.11(a) of the Disclosure Schedule lists, with respect to the Company and any trade or business (whether or not incorporated) that is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, any program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not in writing, in each case that provides compensation or benefits of any kind, including without limitation (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee, (iii) retirement, supplemental retirement, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, deferred compensation or incentive plans (including cash incentive plans), programs or arrangements, (v) all other fringe or employee benefit plans, programs or arrangements and (vi) all employment or executive compensation or severance agreements, written or otherwise, for the benefit of, or relating to, any present employee, consultant or non-employee director of the Company, or with respect to which any former employee, consultant or non-employee director, as to which any unsatisfied obligations of the Company remain (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans”).

(b) The Company does not sponsor or maintain any self-funded Company Employee Plan, including any plan to which a stop-loss policy applies. Except as set forth in Section 2.11(b) of the Disclosure Schedule, the Company has made available to Acquirer a true, correct and complete copy, in all material respects, of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) and has, with respect to each Company Employee Plan that is subject to ERISA reporting requirements, made available to Acquirer true, correct and complete copies of the Form 5500 reports filed for the last three plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. The Company has made available to Acquirer a true, correct and complete copy of the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code. The Company has made available to Acquirer all registration statements and prospectuses prepared in connection with each Company Employee Plan. All individuals who, pursuant to the terms of any Company Employee Plan, are entitled to participate in any Company Employee Plan, are currently participating in such Company Employee Plan or have been offered an opportunity to do so and have declined in writing.

(c) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state law and the Company has complied with the requirements of COBRA. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan. Each Company Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and the Company and each ERISA Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Company Employee Plans. All contributions required to be made by the Company or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business consistent with past practices after the Company Balance Sheet Date as a result of the operations of the Company after the Company Balance Sheet Date). In addition, with respect to each Company Employee Plan intended to include a Code Section 401(k) arrangement, the Company and each of the ERISA Affiliates have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor. No Company Employee Plan is covered by, and neither the Company nor ERISA Affiliate has incurred or expects to incur any Liability under Title IV of ERISA or Section 412 of the Code. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Acquirer (other than ordinary administrative expenses typically incurred in a termination event). With respect to each Company Employee Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company has prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding, action, litigation or claim has been brought, or to the Knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor.

(d) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or other ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent full fiscal year included in the Financial Statements.

(e) Neither the Company nor any current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(f) Neither the Company nor any ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(g) No Company Employee Plan is sponsored, maintained or contributed to under the law or applicable custom or rule of the any jurisdiction outside of the United States.

(h) The Company is in compliance in all material respects with all Applicable Law respecting employment, discrimination in employment, terms and conditions of employment, employee benefits, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act and, with respect to each Company Employee Plan, (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations (including proposed regulations) thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended, and (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations) thereunder. The Company is not engaged in any unfair labor practice. The Company is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. The Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against the Company under any workers compensation plan or policy or for long term disability. The Company does not have any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder. There are no controversies pending or, to the Knowledge of the Company, threatened, between the Company and any of its employees, which controversies have or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity. The Company has not entered into any settlement agreement relating to an allegation of sexual harassment or other sexual misconduct by, and to the Knowledge of the Company, no allegations of sexual harassment or other sexual misconduct have been made against, any officer, employee, contractor or other representative of the Company.

(i) The Company has made available to Acquirer true, correct and complete copies of each of the following: (i) all offer letters to current employees, (ii) all employment agreements and severance agreements for employees, (iii) all services agreements and agreements with current consultants and/or advisory board members, (iv) all confidentiality, non-competition or inventions agreements between current employees or individual consultants and the Company (and a true, correct and complete list of current employees and individual consultants), (v) the most current management organization chart(s), and (vi) a schedule of bonus commitments made to current employees of the Company.

(j) The Company is not a party to or bound by any collective bargaining agreement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company and the Company does not have any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company. To the Knowledge of the Company, there are no activities or proceedings of any labor union or to organize their respective employees. There is no labor dispute, strike or work stoppage against the Company pending or, to the Knowledge of the Company, threatened that may interfere with the business activities of the Company. Neither the Company nor, to the Knowledge of the Company, any of its Representatives has committed any unfair labor practice in connection with the operation of the Businesses, and there is no charge or complaint against the Company by the National Labor Relations Board or any comparable Governmental Entity pending or, to the Knowledge of the Company, threatened. No employee of the Company has been dismissed in the immediately preceding 12 months.

(k) To the Knowledge of Company, no employee of the Company is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the Business or to the use of trade secrets or proprietary information of others. No current employee of the Company has given notice to the Company and, to the Knowledge of the Company, no employee of the Company intends to terminate his or her employment with the Company. Except as set forth on Section 2.13(k) of the Disclosure Schedule, the employment of each of the employees of the Company is “at will” (except for non-U.S. employees of the Company located in a jurisdiction that does not recognize the “at will” employment concept) and the Company does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees. As of the Agreement Date, except as expressly set forth in this Agreement, the Company has not, and to the Knowledge of Company, no other Person has, (i) entered into any Contract that obligates or purports to obligate Acquirer to make an offer of employment to any present or former employee or consultant of the Company and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company of any terms or conditions of employment with Acquirer following the Effective Time.

(l) The Company has made available to Acquirer a true, correct and complete list of the names, positions and rates of compensation of all current officers, managers and employees of the Company, showing each such person’s name, employing entity, position, principal location of employment, annual remuneration, status as exempt/non-exempt, incentive bonuses and fringe benefits for the current fiscal year and the most recently completed fiscal year, vacation and sick leave entitlement and accrual (if any), leave status, confirmation of eligibility to work in the applicable jurisdiction and visa status and any commitments made to such employee with respect to changes to his or compensation and/or benefits. The Company has made available to Acquirer the additional following information for each of its international employees: city/country of employment, citizenship, date of hire, manager’s name and work location, date of birth, any material special circumstances (including pregnancy, disability or military service), and whether the employee was recruited from a previous employer. The Company has made available to Acquirer a true, correct and complete list of all of its current individual consultants, advisory board members and individual independent contractors and for each the initial date of the engagement, entity with which the individual is engaged, principal location of service, rate of pay and notice or termination provisions applicable to the services provided by such individual contractor.

(m) There are no performance improvement or disciplinary actions pending against any of the Company’s employees.

(n) The Company is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state or local law. In the past two years, (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. The Company has not caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period immediately preceding the Agreement Date.

(o) Except as set forth in Section 2.11(o) of the Disclosure Schedule, , none of the execution, delivery and performance of this Agreement, the consummation of the Transactions, any termination of employment or service and any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person, (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person or (vi) limit or restrict the ability of the Company and, after the Closing, Acquirer or any of its Affiliates, to merge, amend or terminate any Company Employee Plan without Liability to Acquirer (other than ordinary and reasonable administrative expense).

2.12 Interested Party Transactions. None of the Company Stockholders, officers and directors of the Company and, to the Knowledge of the Company, none of the other employees of the Company, and none of the immediate family members of any of the foregoing, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or to the Knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company is a party or by which the Company or any of its assets is bound, except for normal compensation for services as an officer, director or employee thereof or (iii) has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in the Business, except for the rights of Company Stockholders under Applicable Law.

2.13 Insurance. The Company maintains the policies of insurance and bonds set forth in Section 2.13 of the Disclosure Schedule, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. Section 2.13 of the Disclosure Schedule sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount, any applicable deductible provisions as of the Agreement and any claims currently pending under any such policy. The Company has made available to Acquirer true, correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Company. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company is otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.14 Books and Records. The Company has made available to Acquirer true, correct and complete copies of each document that has been specifically requested by Acquirer in writing in connection with its legal and accounting review of the Company (other than any such document that does not exist or is not in the Company’s possession or subject to its control). Without limiting the foregoing, the Company has made available to Acquirer true, correct and complete copies of (a) all documents identified on the Disclosure Schedule, (b) the Company’s Certificate of Incorporation, Bylaws or equivalent organizational or governing documents of the Company, each as currently in effect, (c) records of all proceedings, consents, actions, meetings and resolutions of the Company’s board of directors and the Company Stockholders since formation of the corporation, (d) the stock ledger, journal and other records reflecting all unit issuances and transfers and all stock, option and warrant grants and agreements of the Company, and (e) all permits, orders and consents issued by any regulatory agency with respect to the Company, or any securities of the Company The books, records and accounts of the Company (i) are true, correct and complete in all material respects, (ii) have been maintained in accordance with reasonable business practices, (iii) are stated in reasonable detail and accurately and fairly reflect all of the transactions and dispositions of the assets and properties of the Company in all material respects, and (iv) accurately and fairly reflect the basis for the Financial Statements in all material respects.

2.15 Material Contracts.

(a) Sections 2.15(a)(i) through (xxiv) of the Disclosure Schedule set forth a list of each of the following Contracts currently in effect to which the Company is a party (the “Material Contracts”):

(i) any Contract providing for annual payments by or to the Company in an aggregate amount of $10,000 or more;

(ii) any dealer, distributor or similar agreement, or any Contract providing for the grant of rights by Company to reproduce, license, market or sell its Products to any other Person or relating to the advertising or promotion of the Business or pursuant to which any third parties advertise on any websites operated by the Company;

(iii) (A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment of royalties to any other Person;

(iv) any Contract for or relating to the employment or service of any current manager, officer, employee or consultant or any other type of Contract entered into with any of its managers, officers, employees or consultants, as the case may be;

(v) any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products or Company Intellectual Property, (B) containing any non-competition covenants or other restrictions relating to the Company Products or Company Intellectual Property or (C) that limits or would limit the freedom of the Company or any of its successors or assigns or their respective Affiliates to (I) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company of exclusive rights or licenses or (II) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services;

(vi) any standstill or similar agreement containing provisions prohibiting a third party from purchasing Equity Interests of the Company or assets of the Company or otherwise seeking to influence or exercise control over the Company;

(vii) other than “shrink wrap,” “click wrap,” and similar generally available commercial end-user licenses to software that have an individual acquisition cost of $5,000 or less, all licenses, sublicenses and other Contracts to which the Company is a party and pursuant to which the Company acquired or is authorized to use any Third-Party Intellectual Property used connection with the Company Products;

(viii) any license, sublicense or other Contract to which the Company is a party and pursuant to which any Person is authorized to use any Company Intellectual Property;

(ix) any license, sublicense or other Contract pursuant to which the Company has agreed to any restriction on the right of the Company to use or enforce any Company Owned Intellectual Property or pursuant to which the Company agrees to encumber, transfer or sell rights in or with respect to any Company Owned Intellectual Property;

(x) any Contracts relating to the membership of, or participation by, the Company in, or the affiliation of the Company with, any industry standards group or association;

(xi) any Contract providing for the development of any content, software, technology or Intellectual Property, independently or jointly, either by or for the Company (other than employee invention assignment agreements and consulting agreements with Authors, copies of which have been made available to Acquirer);

(xii) any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by the Company in the ordinary course of business consistent with past practice;

(xiii) any Contract to license or authorize any third party to manufacture or reproduce any of the Company Products or Company Intellectual Property;

(xiv) any Contract containing any indemnification, warranty, support, maintenance or service obligation or cost on the part of the Company;

(xv) any settlement agreement;

(xvi) any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Merger or the other Transactions, either alone or in combination with any other event;

(xvii) any Company Product warranty (excluding warranties provided in Company customer agreements on the Company’s standard form of customer agreement which has been made available to the Acquirer or in the Company’s terms of use available on the Company’s website located at https://www.rebelai.com/compass-terms-of-service/);

(xviii) any Contract or plan (including any equity incentive, merger and/or equity bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Capital Stock or any other securities of the Company or any options, warrants, profit interest, convertible notes or other rights to purchase or otherwise acquire any such units, other securities or options, warrants, profit interest or other rights therefor;

(xix) any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(xx) any Contract of guarantee, surety, support, indemnification (other than pursuant to its standard customer agreements or Contracts entered into in the ordinary course of business that contain standard indemnification clauses), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or Indebtedness of any other Person;

(xxi) any Contract for capital expenditures in excess of $10,000 per year in the aggregate;

(xxii) any Contract pursuant to which the Company is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving expenditures in excess of $5,000 per annum;

(xxiii) any Contract pursuant to which the Company has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person; and

(xxiv)   any Contract with any Governmental Entity, any Company Authorization, or any Contract with a government prime contractor, or higher-tier government subcontractor, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each, a “Government Contract”).

(b) All Material Contracts are in written form. The Company has performed in all material respects the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in material default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar laws affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. Except as set forth in Section 2.15(b) of the Disclosure Schedule, there exists no default or event of default or event, occurrence, condition or act, with respect to the Company or, to the Knowledge of Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to any rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract due to an existing breach or default by Company. The Company has not received any written notice regarding any violation or breach of, default under, or intention to cancel or modify any Material Contract. The Company has no Liability for renegotiation of Government Contracts. Except as set forth on Section 2.15(b) of the Disclosure Schedule, true, correct and complete copies of all Material Contracts have been made available to Acquirer.

2.16 Transaction Fees. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions by or on behalf of the Company or the Company Stockholders. Set forth in Section 2.16 of the Disclosure Schedule is the Company’s good faith estimate of all Transaction Expenses (including Transaction Expenses reasonably anticipated to be incurred in the future).

2.17 Foreign Corrupt Practices. None of the Company, the Company’s Representatives and any other Person acting for or on behalf of the Company, has directly or indirectly (a) made or attempted to make or promised any material contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of what form, whether in money, property, or services (i) to obtain favorable treatment for business or Contracts secured, (ii) to pay for favorable treatment for business or Contracts secured, (iii) to obtain special concessions or for special concessions already obtained or (iv) in violation of Applicable Law (including the Foreign Corrupt Practices Act) or (b) established or maintained any material fund or asset that has not been recorded in the books and records of the Company. Except as set forth on Section 2.17 of the Disclosure Schedule, the Company has established proper internal controls and procedures to provide for compliance with the Foreign Corrupt Practices Act and has made available to Acquirer all such documentation.

2.18 Environmental, Health and Safety Matters.

(a) The Company is in compliance with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties. There are no pending, or, to the Knowledge of the Company, threatened allegations by any Person that the properties or assets of the Company are not, or that its business has not been conducted, in compliance with all Environmental, Health and Safety Requirements. The Company has not retained or assumed any material Liability of any other Person under any Environmental, Health and Safety Requirements. To the Knowledge of the Company, there are no past or present facts, circumstances of conditions that would reasonably be expected to give rise to any Liability of the Company with respect to Environmental, Health and Safety Requirements.

2.19 Export Control Laws. The Company has conducted its export transactions in accordance in all respects with applicable provisions of U.S. export and re-export controls, including the Export Administration Act and Regulations, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations and other controls administered by the U.S. Department of Commerce and/or the U.S. Department of State and all other applicable import/export controls in other countries in which the Company conducts business. Without limiting the foregoing: (i) the Company has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (ii) the Company is in compliance with the terms of all applicable Export Approvals, (iii) there are no pending or, to the Knowledge of the Company, threatened claims against the Company with respect to such Export Approvals, (iv) there are no actions, conditions or circumstances pertaining to the Company’s export transactions that would reasonably be expected to give rise to any future claims and (v) no Export Approvals for the transfer of export licenses to Acquirer, the Surviving Corporation or the Surviving Corporation are required, except for such Export Approvals that can be obtained expeditiously and without material cost.

2.20 Paycheck Protection Program. Except for the PPP Loans, and except as set forth on Section 2.20 of the Disclosure Schedule, the Company has not received any payment or incurred any Liability pursuant to, arising out of or other in connection with any Coronavirus Relief Programs. The PPP Loan Applications (a) were authorized by the Company in accordance with its Organizational Documents, (b) were completed and submitted by the Company in good faith, (c) were correct and complete in all material respects, (d) presented fairly the financial position and results of operations of the Company as set forth therein, (e) were derived from the books and records of the Company and (f) to the Knowledge of the Company, complied with the CARES Act and Applicable Law. The Company’s use of the proceeds of the PPP Loans complied with the CARES Act and Applicable Law, as reasonably interpreted by the Company at the time of such use. The Company was eligible to receive the PPP Loans under the requirements of the CARES Act and as otherwise provided by Applicable Law. The term “PPP Loan Applications” as used herein means the Paycheck Protection Program Borrower Application Form, SBA Form 2483, submitted by the Company in connection with each of the PPP Loans, together with all certifications set forth therein and all appendices, exhibits, attachments and other documents submitted in connection therewith.

2.21 No Other Representations and Warranties. Except for the representations and warranties contained in this Article 2 (including the related portions of the Disclosure Schedules), neither the Company nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company, including any representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Acquirer (including any information, documents or material made available to Acquirer in the data room, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of the Company, or any representation or warranty arising from statute or otherwise in law.

ARTICLE 3
Representations and Warranties of Acquirer and Merger Sub

Acquirer and Merger Sub represent and warrant to the Company as follows:

3.1 Organization and Standing. Each of Acquirer and Merger Sub is a corporation, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Neither Acquirer nor Merger Sub is in violation of any of the provisions of its certificate of incorporation, or bylaws or equivalent organizational or governing documents.

3.2 Authority; Non-contravention.

(a) Each of Acquirer and Merger Sub has all requisite power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all requisite corporate action on the part of Acquirer and the Merger Sub. This Agreement has been duly executed and delivered by each of Acquirer and the Merger Sub and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Acquirer and the Merger Sub enforceable against Acquirer and the Merger Sub, respectively, in accordance with its terms, subject only to the effect, if any, of the Enforceability Exceptions.

(b) The execution and delivery of this Agreement by Acquirer and the Merger Sub do not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation, or certificate of formation, as applicable, or bylaws or other equivalent organizational or governing documents of Acquirer and the Merger Sub, in each case as amended to date or (ii) Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquirer’s or the Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.

(c) Except as required by applicable federal and state securities laws, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Acquirer or the Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Transactions that would reasonably be expected to adversely affect the ability of Acquirer or Merger Sub to consummate the Merger or any of the other Transactions.

3.3 Issuance of Shares. The shares of Acquirer Common Stock issuable in the Merger, when issued by Acquirer in accordance with this Agreement, assuming the accuracy of the representations and warranties of Company and the Company Stockholders contained herein or in the Company Stockholder Agreement, will be duly issued, fully paid and non-assessable.

3.4 SEC Report and Financial Statements.

(a) A true and complete copy of each annual, quarterly and other report, registration statement, and definitive proxy statement filed by Acquirer with the United States Securities Exchange Comission (the “SEC”) prior to the date hereof (the “Acquirer SEC Documents”) is available on the website maintained by the SEC at http://www.sec.gov, other than portions in respect of which confidential treatment was granted by the SEC. As of their respective filing dates, the Acquirer SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Acquirer SEC Documents.

(b) The financial statements of Acquirer included in the Acquirer SEC Documents complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto, except in the case of pro forma statements, or, in the case of unaudited financial statements, except as permitted under Form 10-Q under the Exchange Act) and fairly presented in all material respects the consolidated financial position of Acquirer and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of Acquirer’s operations and cash flows for the periods indicated (subject to, in the case of unaudited statements, normal and recurring year-end audit adjustments).

3.5 No Prior Merger Sub Operations. The Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.

3.6 Sufficiency of Funds. Acquirer has, or at the Closing will have, sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Merger Consideration and consummate the transactions contemplated by this Agreement.

3.7 Solvency. Immediately after giving effect to the Transactions, Acquirer and its subsidiaries, including the Surviving Corporation, shall be solvent and shall: (a) be able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of any of Acquirer and its subsidiaries, including the Surviving Corporation. In connection with the Transactions. Acquirer has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

3.8 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions by or on behalf of Acquirer or Merger Sub.

3.9 Independent Investigation. Without limiting any representations and warranties made herein by the Company, Acquirer and Merger Sub acknowledge that they have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company, and each acknowledges that it has had the opportunity to conduct a due diligence review of the Company. Each of Acquirer and Merger Sub acknowledges and agrees that: (a) in making its decision to enter into this Agreement and the documents contemplated hereby to which it is a party and to consummate the transactions contemplated hereby and thereby, each of Acquirer and Merger Sub has relied solely upon its own investigation and the express representations and warranties of the Company set forth in Article 2 of this Agreement (including the related portions of the Disclosure Schedules) and in the Company Stockholder Agreement; and (b) neither the Company nor any other Person has made any representation or warranty as to the Company, except as expressly set forth in Article 2 of this Agreement (including the related portions of the Disclosure Schedules) and in the Company Stockholder Agreement.

ARTICLE 4
Conduct Prior to the Effective Time

4.1 Conduct of Business of the Company. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time:

(a) the Company shall conduct the Business solely in the ordinary course consistent with past practices (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer, which consent shall not be unreasonably withheld, conditioned or delayed) and in compliance with Applicable Law;

(b) the Company shall (A) pay and perform all of its debts and other obligations (including Taxes) when due, (B) use commercially reasonable efforts consistent with past practices and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practices, (C) sell the Company’s products and services consistent with past practices as to license, service and maintenance terms, incentive programs and revenue recognition and (D) use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organizations, keep available the services of its present officers, managers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be materially unimpaired at the Closing;

(c) the Company shall promptly notify Acquirer of any change, occurrence or event not in the ordinary course of business, or of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to have a Material Adverse Effect on the Company or cause any of the conditions to the Closing set forth in Article 6 not to be satisfied;

(d) the Company shall assure that each of its Contracts (other than with Acquirer) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Transactions, and shall give reasonable advance notice to Acquirer prior to allowing any Material Contract or right thereunder to lapse or terminate by its terms; and

(e) the Company shall maintain each of its leased premises in accordance with the terms of the applicable lease.

4.2 Restrictions on Conduct of Business of the Company. Without limiting the generality or effect of the provisions of Section 4.1, except as expressly set forth on Section 4.2 of the Disclosure Schedule, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not do, cause or permit any of the following (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer, which consent shall not be unreasonably withheld, conditioned or delayed and which may be in the form of an email from the Acquirer’s Chief Executive Officer to the Chief Executive Officer of the Company):

(a) Organizational Documents. Cause, propose or permit any amendments to its Organizational Documents;

(b) Merger, Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(c) Dividends; Changes in Company Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, units or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except as set forth in Section 1.3(b) hereof, and except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

(d) Material Contracts. Except for the entry into any customer Contract with a Person who is not a customer on the date hereof in the ordinary course of business consistent with past practices (a “New Customer Contract”), (i) enter into, amend or modify any (A) Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract, (B) other material Contract or (C) Contract requiring a novation or consent in connection with the Merger or the other Transactions, (ii) violate, terminate, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts or of the Company Stockholder Agreement or (iii) enter into, amend, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (A) adversely affect the Company (or, following consummation of the Merger, Acquirer or any of its Affiliates) in any material respect, (B) impair the ability of the Company, the Stockholders’ Agent to perform their respective obligations under this Agreement or the Company Stockholder Agreement or (C) prevent or materially delay or impair the consummation of the Merger and the other Transactions; provided that this Section 4.2(d) shall not require the Company to seek or obtain Acquirer’s consent in order to set or change the prices at which the Company sells products or provides services to current customers in the ordinary course of business consistent with past practices;

(e) Issuance of Equity Interests. Except as set forth in Section 1.3(b) hereof, issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests;

(f) Employees; Consultants; Independent Contractors. (i) Hire any additional officers or other employees, or any consultants or independent contractors, (ii) terminate, furlough and implement any mandated leave of employment, change the title, office or position, or materially reduce the responsibilities of any management, supervisory or other key personnel of the Company, (iii) enter into, amend or extend the term of any employment or consulting agreement with any officer, employee, consultant or independent contractor, (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by Applicable Law), (v) promote or appoint any new officer or manager to the Company, or (vi) increase or decrease compensation payable or provided to any director, officer, employee, independent contractor or consultant or entered into any reduction in force or furloughing of employees;

(g) Loans and Investments. Make any loans or advances (other than routine expense advances to employees of the Company consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;

(h) Intellectual Property. Except connection with a New Customer Contract, transfer or license from any Person any rights to any Intellectual Property, or transfer or license to any Person any rights to any Company Intellectual Property, or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company) (other than providing access to Company Source Code to current employees, consultants and contractors of the Company involved in the development of the Company Products on a need to know basis in the ordinary course of business consistent with past practices);

(i) Patents. Take any action regarding a patent, patent application or other Intellectual Property right, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business consistent with past practices;

(j) Dispositions. Sell, lease, license or otherwise dispose or permit to lapse of any of its tangible or intangible assets, other than sales and nonexclusive licenses of Company Products in the ordinary course of business consistent with past practices, or enter into any Contract with respect to the foregoing;

(k) Indebtedness. Incur any Indebtedness or guarantee any such Indebtedness;

(l) Payment of Obligations. Pay, discharge or satisfy (i) any Liability to any Person who is an officer, manager or stockholder of the Company (other than compensation due for services as an officer or manager) or (ii) any claim or Liability arising other than in the ordinary course of business consistent with past practices, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Transaction Expenses, or defer payment of any accounts payable other than in the ordinary course of business consistent with past practices, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practices, in order to accelerate or induce the collection of any receivable;

(m) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $5,000 individually or $10,000 in the aggregate;

(n) Insurance. Materially change the amount of, or terminate, any insurance coverage;

(o) Termination or Waiver. Cancel, release or waive any claims or rights held by the Company;

(p) Employee Benefit Plans; Pay Increases. Except as specifically set forth in this Agreement, (i) Adopt or amend any employee or compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, Applicable Law or as necessary to maintain the qualified status of such plan under the Code, (ii) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and Internal Revenue Service Notice 2005-1 except to the extent necessary to meet the requirements of such Section or Notice, (iii) pay any transaction bonus or special bonus or special remuneration to any employee or non-employee director or consultant or (iv) increase or decrease the salaries, wage rates or fees of its employees or consultants (other than as disclosed to Acquirer and are set forth on Section 4.2(p) of the Disclosure Schedule);

(q) Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration that have been disclosed to Acquirer and are set forth on Section 4.2(p) of the Disclosure Schedule and other than as set forth in Section 1.3(b) hereof;

(r) Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that it consults with Acquirer prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;

(s) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(t) Taxes. Adopt or change any accounting method in respect of Taxes, file any federal, state, or foreign income Tax Return or any other material Tax Return without the consent of Acquirer prior to filing, which consent shall not be unreasonably withheld, conditioned or delayed, file any amendment to a federal, state, or foreign income Tax Return or any other material Tax Return, enter into any Tax sharing or similar agreement or closing agreement, assume any Liability for the Taxes of any other Person (whether by Contract or otherwise), settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, enter into intercompany transactions giving rise to deferred gain or loss of any kind or take any other similar action relating to the filing of any Tax Return or the payment of any Tax if such similar action would have the effect of increasing the Tax liability of Acquirer or its Affiliates for any period ending after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date, fail to withhold any applicable taxes associated with any paid family leave required by the Families First Coronavirus Response Act, apply for or accept (i) any loan pursuant to the Paycheck Protection Program pursuant to Section 1102 of the CARES Act, (ii) any funds pursuant to the Economic Injury Disaster Loan program or an advance on an Economic Injury Disaster Loan pursuant to Section 1110 of the CARES Act, or (iii) any loan or funds pursuant to any similar program in any foreign jurisdiction or receive any loan forgiveness pursuant to Section 1106 of the CARES Act;

(u) Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Acquirer;

(v) Real Property. Enter into any agreement for the purchase, sale or lease of any real property;

(w) Encumbrances. Place or allow the creation of any Encumbrance on any of its properties (except for any non-exclusive license of Intellectual Property Rights granted by the Company in the ordinary course of business pursuant to a New Customer Contract);

(x) Warranties, Discounts. Materially change the manner in which it provides warranties, discounts or credits to customers;

(y) Interested Party Transactions. Enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Section 2.12 of the Disclosure Schedule;

(z) Subsidiaries. Take any action that would result in the Company having one or more Subsidiaries; and

(aa) Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (z) in this Section 4.2, or any action that would reasonably be expected to make any of the Company’s representations or warranties contained herein untrue or incorrect (such that the condition set forth in the first sentence of Section 6.3(a) would not be satisfied) or prevent the Company from performing or cause the Company not to perform one or more covenants, agreements or obligations required hereunder to be performed by the Company (such that the condition set forth in the second sentence of Section 6.3(a) would not be satisfied).

ARTICLE 5
Additional Agreements

5.1 Filings. As promptly as practicable after the Agreement Date, Acquirer and the Company shall prepare and make such filings as are required under applicable state securities or “blue sky” laws in connection with the Transactions, and the Company shall reasonably assist Acquirer as may be necessary to comply with such state securities or “blue sky” laws.

5.2 No Solicitation.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company will not, and the Company will not authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any Company Stockholders or (vi) enter into any other transaction or series of transactions not in the ordinary course of business consistent with past practices, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other Transactions. The Company will, and will cause its Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Acquirer and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal and request from each Person (other than Acquirer and its Representatives) the prompt return or destruction of all non-public information with respect to the Company previously provided to such Person in connection with an Acquisition Proposal. If any of the Company’s Representatives, whether in his or her capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 5.2 not to authorize or permit such Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.

“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquirer), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (A) any acquisition or purchase from the Company, or from the Company Stockholders, by any Person or Group of more than a 10% interest in the total outstanding securities of Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company, (B) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business consistent with past practices), acquisition, or disposition of more than 10% of the assets of the Company in any single transaction or series of related transactions, (C) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company, or any extraordinary dividend, whether of cash or other property or (D) any other transaction outside of the ordinary course of business consistent with past practices the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other Transactions.

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

(b) The Company shall immediately (but in any event, within 24 hours) notify Acquirer orally and in writing after receipt by the Company (or, to the knowledge of the Company, by any of the Company’s Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Acquirer and its Representatives. Such notice shall describe (1) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (2) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Acquirer fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Acquirer a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Acquirer with 48 hours prior notice (or such lesser prior notice as is provided to the Company Stockholders) of any meeting or call of the Company Stockholders at which the Company Stockholders are reasonably expected to discuss any Acquisition Proposal.

5.3 Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Acquirer and the Company have previously executed that certain Mutual Non-Disclosure Agreement, dated as of November 20, 2020 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Each party hereto agrees that it and its Representatives shall hold the terms of this Agreement in strict confidence. At no time shall any party hereto disclose any of the terms of this Agreement (including the economic terms) or any non-public information about a party hereto to any other Person without the prior written consent of the party hereto about which such non-public information relates. Notwithstanding anything to the contrary in the foregoing, a party hereto shall be permitted to disclose any and all terms to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), and to any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with Applicable Law. The Stockholders’ Agent hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though the Stockholders’ Agent were a party thereto. With respect to the Stockholders’ Agent, as used in the Confidentiality Agreement, the term “Confidential Information” shall also include information relating to the Merger or this Agreement received by the Stockholders’ Agent after the Closing or relating to the period after the Closing.

(b) No party hereto shall issue any press release or other public communications relating to the terms of this Agreement or the Transactions or use any other party’s name or refer to any other party directly or indirectly in connection with Acquirer’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of the other party, unless required by Applicable Law or the requirements of the Securities Act, the Exchange Act, and/or the rules and regulations of the SEC promulgated thereunder (in which event a satisfactory opinion of counsel to that effect shall be first delivered to Acquirer, with respect to any disclosure by the Company (prior to the Closing) and/or the Stockholders’ Agent, from and after the execution of this Agreement, prior to any such disclosure) and except as reasonably necessary for the Company to obtain the approval of this Agreement and the transactions contemplated hereby by the Company Stockholders and other third parties consents contemplated by this Agreement. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, Acquirer may make such public communications regarding this Agreement or the Transactions as Acquirer as required by Applicable Law or the requirements of the Securities Act, the Exchange Act, and/or the rules and regulations of the SEC promulgated thereunder.

5.4 Commercially Reasonable Efforts. Each of the parties hereto agrees to use commercially reasonable efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including the satisfaction of the respective conditions set forth in Article 6, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other Transactions.

5.5 Third-Party Consents; Notices.

(a) Except with respect to the Terminated Agreements, the Company and Acquirer shall use commercially reasonable efforts to obtain prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Section 2.3(b)(ii)(B) of the Disclosure Schedule except for those listed on Schedule 5.5 (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Section 2.3(b) (ii)(B) of the Disclosure Schedule if entered into prior to the Agreement Date).

(b) The Company shall give all notices and other information required to be given to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Applicable Law in connection with the Transactions.

5.6 Litigation. The Company will (i) notify Acquirer in writing promptly after learning of any Legal Proceeding initiated by or against it, or to the Knowledge of Company to be threatened against the Company, or any of its officers, managers or employees or the Company Stockholders in their capacity as such (a “New Litigation Claim”), (ii) notify Acquirer of ongoing material developments in any New Litigation Claim and (iii) consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim.

5.7 Access to Information.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, (i) the Company shall afford Acquirer and its Representatives reasonable access during business hours to (A) the Company’s properties, personnel, books, Contracts and records and (B) all other information concerning the business, properties and personnel of the Company as Acquirer may reasonably request and (ii) the Company shall provide to Acquirer and its Representatives true, correct and complete copies of the Company’s (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company has been a party and (D) receipts for any Taxes paid to foreign Tax Authorities.

(b) Subject to compliance with Applicable Law, from the Agreement Date until the earlier of the termination of this Agreement and the Closing, the Company shall confer from time to time as reasonably requested by Acquirer with one or more Representatives of Acquirer to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.

(c) No information or knowledge obtained by Acquirer during the pendency of the Transactions in any investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.

5.8 Spreadsheet. The Company shall prepare and deliver to Acquirer, in accordance with Section 5.12, a spreadsheet (the “Spreadsheet”) in the form provided by Acquirer prior to the Closing and reasonably acceptable to Acquirer, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing: (a) the names of all the Company Stockholders and Company Optionholders and their respective addresses, e-mail addresses and taxpayer identification numbers, (b) the number of shares of Company Capital Stock held by such Company Stockholder, (c) the number of shares of Company Capital Stock subject to each option held by each such Company Optionholders, (d) the calculation of the Merger Consideration, Indebtedness (including the EIDL Loan Balance and PPP Escrow Amount), Transaction Expenses, the amount, if any, by which the Closing Net Working Capital Target exceeds Company Net Working Capital as set forth in the Company Closing Financial Certificate (which may be a negative number), Adjustment Amount, Stock Consideration, Cash Consideration, Per Unit Cash Consideration and Per Unit Stock Consideration, (e) the calculation of aggregate cash amounts and number of shares of Acquirer Common Stock payable and issuable, respectively, to each such Company Stockholder pursuant to Section 1.3(a), and Company Optionholder pursuant to Section 1.3(b), and the total amount of Taxes to be withheld therefrom (including, if applicable, the number of shares of Acquirer Common Stock to be withheld), and (f) the calculation of each Contributing Equityholder’s Pro Rata Share of the Escrow Amount (including the portion of the PPP Escrow Amount and the Indemnity Escrow Amount).

5.9 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense; provided, that notwithstanding the foregoing, the Acquirer shall pay the costs associated with the Audit.

5.10 Employees.

(a) Acquirer shall, or shall cause an Affiliate of Acquirer to, offer employment effective on the Closing Date, to all of the Company’s employees.

(b) During the period commencing on the Closing Date and ending on the date which is twelve (12) months from the Closing (or if earlier, the date of the Continuing Employee’s termination of employment Acquirer or an Affiliate of Acquirer), Acquirer shall, or shall cause an Affiliate of Acquirer to, provide each Transferred Employee (other than the Key Employees) with base salary or hourly wages which are no less than the base salary or hourly wages provided by the Company immediately prior to the Closing. With respect to any employee of the Company who receives an offer of employment from Acquirer or the Surviving Corporation, the Company shall reasonably assist Acquirer with its efforts to enter into an offer letter and confidential information and assignment agreement with such employee prior to the Closing Date (collectively, the “Offer Letters”).

(c) Other than the Company Options set forth on Section 2.3(b) of the Disclosure Schedule, the Company shall ensure that there shall be no outstanding securities, commitments or agreements of the Company immediately prior to the Effective Time that purport to obligate the Company to issue any shares of Company Capital Stock under any circumstances.

5.11 Termination of Benefit Plans. Unless otherwise requested by Acquirer no less than three Business Days prior to the Closing Date, the Company shall terminate all Company Employee Plans that are “employee benefit plans” within the meaning of ERISA, including any Company 401(k) Plan, effective as of the Effective Time, and, in the case of the 401(k) Plan, effective on the date immediately preceding the Closing Date, in each case contingent upon the Closing. The Company shall provide Acquirer with evidence that such Company Employee Plan(s) have been terminated pursuant to resolutions of the Company Stockholders. The form and substance of such resolutions shall be subject to review and approval by Acquirer. The Company also shall take such other actions in furtherance of terminating such Company Employee Plan(s) as Acquirer may reasonably require. In the event that termination of the Company’s 401(k) plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Acquirer.

5.12 Certain Closing Certificates and Documents. The Company shall prepare and deliver to Acquirer a draft of each of the Company Closing Financial Certificate and the Spreadsheet not later than five (5) Business Days prior to the Closing Date and a final version of the Company Closing Financial Certificate and the Spreadsheet to Acquirer not later than three (3) Business Days prior to the Closing Date. In the event that Acquirer notifies the Company that there are reasonably apparent errors in the drafts of the Company Closing Financial Certificate and the Spreadsheet, Acquirer and the Company shall discuss such errors in good faith and the Company shall correct such errors prior to delivering the final versions of the same in accordance with this Section 5.12. Without limiting the foregoing or Section 7, the Company shall take provide to Acquirer, together with the Company Closing Financial Certificate and the Spreadsheet, such supporting documentation, information and calculations as reasonably necessary or requested by Acquirer to verify and determine the calculations, amounts and other matters set forth in the Company Closing Financial Certificate and the Spreadsheet. For the avoidance of doubt, at the Closing, Closing Cash shall be applied, on behalf of the Company, to Transaction Expenses, and to Company Debt and current liabilities (other than the PPP Loan).

5.13 Tax Matters.

(a) Straddle Period Taxes. For purposes of this Agreement, any real, personal and intangible property Taxes and other Taxes imposed on a periodic basis for any Straddle Period shall be allocated to the portion of the Straddle Period ending at the close of business on the Closing Date on a per diem basis, and all other Taxes for any Straddle Period shall be allocated as if such Straddle Period ended at the close of business on the Closing Date, except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated on a per diem basis.

(b) Tax Returns. Acquirer shall timely prepare and file (or cause to be timely prepared and filed) all Tax Returns of the Company and its Subsidiaries that are due or filed after the Closing Date, and all Pre-Closing Taxes shown as payable thereon shall, unless and to the extent such Taxes were taken into account in determining Final Net Working Capital, be paid by Stockholders’ Agent on behalf of the Company Stockholders when such Tax Returns are filed. All such Tax Returns shall be prepared in a manner consistent with the past custom and practices of the Company and its Subsidiaries, except as otherwise required by Applicable Law. At least fifteen (15) days prior to filing any such Tax Return, Acquirer shall submit such Tax Return that reflects any Tax liability for which the Indemnifying Parties could reasonably be expected to be liable pursuant to this Agreement to the Stockholders’ Agent for its review and comment and shall consider in good faith any revisions as are reasonably requested by the Stockholders’ Agent prior to filing.

(c) Tax Proceedings. Notwithstanding any other provision of this Agreement, with respect to any audit, claim, suit or proceeding (including any proceeding relating to Voluntary Disclosure Agreements) relating to Pre-Closing Taxes of the Company for which the Indemnifying Parties could reasonably be expected to be liable pursuant to this Agreement (each, a “Pre-Closing Tax Contest”), Acquirer (or its designee) shall (a) keep the Stockholders’ Agent reasonably informed with respect to the progress of such Pre-Closing Tax Contest, and (b) upon the reasonable request of the Stockholders’ Agent, provide the Stockholders’ Agent with all material communications with respect to such Pre-Closing Tax Contest.

(d) Cooperation. Acquirer and the Stockholders’ Agent agree to make reasonable efforts to furnish or cause to be furnished to the other, upon reasonable request, as promptly as practicable, such information and assistance relating to Taxes, including access to books and records, as is reasonably necessary for the filing of all Tax Returns by Acquirer, the making of any election relating to Taxes, the preparation for any audit by any Tax authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Each of Acquirer, the Company and the Stockholders’ Agent shall retain all books and records in their possession with respect to Taxes for a period of at least seven (7) years following the Closing Date. Notwithstanding anything to the contrary in this Agreement, Acquirer shall not be required to disclose to the Stockholders’ Agent or any Company Stockholder any consolidated, combined, affiliated or unitary Tax Return which includes Acquirer or any of its Affiliates or any Tax related work papers.

(e) Tax Treatment of Merger. This Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). The parties intend that, for U.S. federal income Tax purposes, the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder. Further, each party hereto shall cause all Tax Returns to be filed on the basis of treating the Merger as a “reorganization” within the meaning of Section 368(a) of the Code unless otherwise required by Applicable Law.

(f) Conflicts. Notwithstanding anything to the contrary in this Agreement, the provisions of this Section 5.13 shall control in the event of any conflict or inconsistency with the provisions of Article 7.

5.14 PPP Loan. At the Closing, the PPP Escrow Amount shall be withheld from the Merger Consideration and deposited into the escrow account designated by the PPP Lender pursuant to the PPP Escrow Agreement to pay for all or any portion of the PPP Loan that is not forgiven by the U.S. Small Business Administration following the Closing. Further to the PPP Escrow Agreement, within five (5) Business Days following the PPP Forgiveness Date, the remainder of the PPP Escrow Fund shall be released to the Stockholders’ Agent for further distribution to the Company Stockholders based on their Pro Rata Portions.

5.15 Termination of Certain Contracts. No less than ten (10) Business Days following the Closing Date, the Stockholders’ Agent shall send any and all requisite notices to the counterparties to the Contracts set forth on Schedule 5.15 (collectively, the “Terminated Agreements”) to terminate each such Terminated Agreement on behalf of the Company with each such termination to be effective no later than forty-five (45) days following the Closing Date. No later than forty-five (45) days following the Closing Date, the Company shall provide Acquirer with evidence that each such Terminated Agreement has been terminated.

5.16 Stockholder Vote. Prior to Closing, the Company shall submit to the Company Stockholders, for execution and approval by such number of Company Stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code (the “280G Stockholder Vote”), a written consent in favor of a single proposal to render the parachute payment provisions of Section 280G of the Code and the Treasury Regulations thereunder (collectively, “Section 280G”) inapplicable to any payments or benefits provided pursuant to Company Employee Plans, the Company’s Contracts or otherwise in connection with any of the Transactions that Acquirer determines might result, separately or in the aggregate, in the payment of any amount, or the provision of any benefit, that would not be deductible by reason of Section 280G or that would be subject to an excise Tax under Section 4999 of the Code (determined without regard to the exceptions contained in Section 280G(b)(4)) or any corresponding provision of any state, local or other Legal Requirement (collectively, the “Section 280G Payments”). Any such Stockholder approval shall be sought by the Company in a manner that satisfies all applicable requirements of Section 280G and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. The form and substance of all Stockholder approval documents contemplated by this Section 5.16, including the waivers, disclosure statement and written consent, and any mathematical analysis of the Section 280G Payments, shall be subject to the prior review and reasonable approval of Acquirer. If any of the Section 280G Payments fail to be approved by the voting Company Stockholders as contemplated above, such Section 280G Payments shall not be made or provided.

5.17 Audit. The parties hereto shall use commercially reasonable efforts to have the Audit completed as soon as reasonably practicable.

ARTICLE 6
Conditions to the Merger

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been duly and validly obtained.

(b) Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, and no action shall have been taken by any Governmental Entity seeking any of the foregoing, and no Applicable Law or Order shall have been enacted, entered, enforced or deemed applicable to the Merger that makes the consummation of the Merger illegal.

(c) Governmental Approvals. Acquirer, the Merger Sub and the Company shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the Merger.

(d) Acquirer Stockholder Approval. If and as required by the Acquirer’s Organizational Documents and Applicable Law, the issuance of shares of Acquirer Common Stock in connection with the Merger on the terms and subject to the conditions set forth in this Agreement will have been approved by the Acquirer’s stockholders in accordance with Acquirer’s Organizational Documents and Applicable Law.

6.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants. The representations and warranties of Acquirer herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). Acquirer shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by Acquirer at or prior to the Closing.

(b) Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(a).

(c) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to the Acquirer.

6.3 Additional Conditions to the Obligations of Acquirer. The obligations of Acquirer and the Merger Sub to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of Acquirer and the Merger Sub and may be waived by Acquirer (on behalf of itself and/or the Merger Sub) in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants. The representations and warranties of the Company herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). The Company shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company at or prior to the Closing.

(b) Receipt of Closing Deliveries. Acquirer shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(b).

(c) Third-Party Consents. Acquirer shall have received all consents, waivers and approvals described in Section 6.3(c) and all terminations, modifications or amendments, as applicable, of each of the Contracts listed on Schedule 6.3(c).

(d) Injunctions or Restraints on Conduct of Business. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting Acquirer’s ownership, conduct or operation of the business of the Company following the Closing shall be in effect, and no Legal Proceeding seeking any of the foregoing, or any other injunction, restraint or material damages in connection with the Merger or the other Transactions, shall be pending or threatened in writing.

(e) No Legal Proceedings. No Governmental Entity shall have commenced or threatened to commence any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the Merger or the other Transactions or seeking to prohibit or limit the exercise by Acquirer of any material right pertaining to ownership of Equity Interests of the Surviving Corporation or the Surviving Corporation.

(f) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to the Company.

(g) No Outstanding Securities. Other than the shares of Company Capital Stock set forth on Section 2.3(a) of the Disclosure Schedule, or any shares of Company Capital Stock that have been issued in respect of the Company Options set forth on Section 2.3(b) of the Disclosure Schedule, no Person shall have any Equity Interests of the Company, unit appreciation rights, unit schemes, calls or rights, or be party to any Contract of any character to which the Company or a Company Stockholder is a party or by which it or its assets is bound, obligating the Company or such Company Stockholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested.

(h) Employees. Each Key Employee shall have signed the Employment Agreement, and Non-Competition Agreement, each of which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements.

(i) Audit. Issuance of a final auditor’s opinion or report following the completion of the annual audit of the Company’s financial records for the calendar year ending December 31, 2019 and December 31, 2020 (the “Audit”).

ARTICLE 7
Termination

7.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party:

(a) by mutual written consent duly authorized by Acquirer and the Company;

(b) by either Acquirer or the Company, by written notice to the other, if the Closing shall not have occurred by May 22, 2021 or such other date that Acquirer and the Company may agree upon in writing (the “Termination Date”); provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or will have directly resulted in, the failure of the Closing to occur on or before the Termination Date;

(c) by either Acquirer or the Company, by written notice to the other, if any Order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and non-appealable;

(d) by Acquirer, by written notice to the Company, if neither Acquirer or Merger Sub is then in material breach of any provision of this Agreement which breach has not been cured and (i) the Company shall have materially breached any representation, warranty, covenant, agreement or obligation contained herein and such breach shall not have been cured within five Business Days after receipt by the Company of written notice of such breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured), (ii) there shall have been a Material Adverse Effect with respect to the Company, or (iii) the Company shall have breached Section 5.2; or

(e) by the Company, by written notice to Acquirer, if the Company is not then in material breach of any provision of this Agreement which breach has not been cured (i) Acquirer shall have breached any representation, warranty, covenant, agreement or obligation contained herein and such breach shall not have been cured within five Business Days after receipt by Acquirer of written notice of such breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured, or (ii) there shall have been a Material Adverse Effect with respect to Acquirer.

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Acquirer, the Merger Subs, the Company or their respective officers, directors, stockholders, or Affiliates; provided that (a) Section 5.3 (Confidentiality; Public Disclosure), Section 5.9 (Expenses), this Section 7.2 (Effect of Termination), Article 9 (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (b) nothing herein shall relieve any party hereto from Liability in connection with any intentional breach of such party’s representations, warranties, covenants, agreements or obligations contained herein.

ARTICLE 8
Escrow Fund and Indemnification

8.1 Indemnity Escrow Fund.

(a) At the Effective Time, Acquirer shall withhold the Indemnity Escrow Amount from the Merger Consideration payable and issuable pursuant to Section 1.3(a) and shall deposit the Indemnity Escrow Amount with Nevada Agency and Transfer Company, a Nevada corporation, as the escrow agent (the “Escrow Agent”) (the aggregate number of shares of Acquirer Common Stock so held by the Escrow Agent from time to time the “Indemnity Escrow Fund”), which Indemnity Escrow Fund shall be governed by this Agreement and the Escrow Agreement. The Escrow Agent shall hold the Indemnity Escrow Fund until 11:59 p.m. Pacific time on the date (the “Escrow Release Date”) that is 18 months after the Effective Time (the “Escrow Period”). Except to the extent there is a cancellation of shares of Acquirer Common Stock held in the Indemnity Escrow Fund in connection with Indemnifiable Damages, shares of Acquirer Common Stock held in the Indemnity Escrow Fund shall be treated by Acquirer as issued and outstanding stock of Acquirer, and the Contributing Equityholders shall be entitled to exercise voting rights and to receive dividends with respect to such shares if and to the extent declared by the board of directors of Acquirer (other than non-taxable stock dividends, which shall be withheld by Acquirer and included as part of the Indemnity Escrow Fund). The Contributing Equityholders shall not receive interest or other earnings on the shares of Acquirer Common Stock (other than as set forth in the immediately preceding sentence) in the Indemnity Escrow Fund. Neither the Indemnity Escrow Fund (including any portion thereof) nor any beneficial interest therein may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Contributing Equityholder or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Contributing Equityholder, in each case prior to the distribution of the Indemnity Escrow Fund to any Contributing Equityholder in accordance with Section 8.1(b), except that each Contributing Equityholder shall be entitled to assign such Company Stockholder’s rights to such Contributing Equityholder’s Pro Rata Share of the Indemnity Escrow Fund by will, by the laws of intestacy or by other operation of law.

(b) Within five (5) Business Days following the Escrow Release Date, the Escrow Agent will distribute to each Contributing Equityholder such Contributing Equityholder’s Pro Rata Share of the remaining Indemnity Escrow Fund less the portion of the Indemnity Escrow Fund equal to the aggregate maximum amount of all unsatisfied or disputed claims for indemnification specified in any Claim Certificate delivered to the Stockholders’ Agent prior to the Escrow Release Date in accordance with this Article 8. Any portion of the Indemnity Escrow Fund held following the Escrow Release Date with respect to pending but unresolved claims for indemnification that is not awarded to Acquirer upon the resolution of such claims shall be distributed to the Contributing Equityholders within five (5) Business Days following resolution of such claims and in accordance with each such Contributing Equityholder’s Pro Rata Share of such portion of the Indemnity Escrow Fund.

8.2 Indemnification by Contributing Equityholders. Subject to the limitations set forth in this Article 8, from and after the Closing, the Contributing Equityholders shall severally and not jointly (in accordance with their Pro Rata Shares) indemnify and hold harmless Acquirer, Merger Sub and the Surviving Corporation, and with respect to any Third-Party Claims, such entities’ respective officers, directors, managers, agents and employees, and each Person, if any, who controls or may control Acquirer (each of the foregoing Persons, together with Acquirer, Merger Sub and the Surviving Corporation, a “Acquirer Indemnified Person” and, collectively, the “Acquirer Indemnified Persons”) within the meaning of the Securities Act from and against any and all losses, damages, Liabilities, costs or expenses, (including reasonable attorneys’ fees, whether or not due to a Third-Party Claim (collectively, “Indemnifiable Damages”), arising out of, resulting from or in connection with:

(i) any breach of, or inaccuracy in, any representation or warranty (A) made by the Company in this Agreement, (B) by any Company Stockholder or Company Optionholder in the Company Stockholder Agreement or Company Stockholder Agreement for Company Optionholders;

(ii) any failure of any certification, representation or warranty made by the Company in the certificate delivered by the Company to the Acquirer pursuant to Section 1.2(b)(i) hereof to be true and correct as of the date such certificate is delivered to Acquirer;

(iii) any breach of, or default in connection with, any of the covenants, agreements or obligations made by the Company in this Agreement;

(iv) any Final Net Working Capital Shortfall, any Company Debt or Transaction Expenses not included in the Company Closing Financial Certificate, or any inaccuracies in the Spreadsheet or the Company Closing Financial Certificate;

(v) any Pre-Closing Taxes not included in the calculation of Final Net Working Capital;

(vi) The PPP Loans, including any Liability arising out of, resulting from or in connection with the certification made by the Company in connection therewith;

(vii) Any and all Liability arising out of, resulting from or in connection with the Terminated Agreements;

(viii) Any and all Liability arising out of, resulting from or in connection with any failure to designate an agent for notice of infringement claim and register such agent with the United States Copyright Office in accordance with Applicable Law.

Materiality standards or qualifications and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty, covenant, agreement or obligation (other than in Section 2.4(e) and Section 2.15 for purposes of the definition of “Material Contract”) shall only be taken into account in determining whether a breach of or default in connection with such representation, warranty, covenant, agreement or obligation (or failure of any representation or warranty to be true and correct) exists, and shall not be taken into account in determining the amount of any Indemnifiable Damages with respect to such breach or default.

Notwithstanding the provision of Section 8.2(i)(B) hereof, no Company Stockholder or Company Optionholder shall have any Liability with respect to any breach of, or inaccuracy in, any representation, warranty of another Company Stockholder or Company Optionholder of such Person’s Company Stockholder Agreement or Company Stockholder Agreement for Company Optionholders.

8.3 Indemnification by Acquirer. Subject to the limitations set forth in this Article 8, from and after the Closing, Acquirer shall indemnify and hold harmless each of the Company Stockholders (each of the foregoing being referred to individually as a “Stockholder Indemnified Person” and collectively as the “Stockholder Indemnified Persons” and, together with the Acquirer Indemnified Persons, the “Indemnified Persons”), from and against, any and all Indemnifiable Damages arising out of, resulting from or in connection with:

(a) any breach of, or inaccuracy in, any of the representations or warranties of Acquirer and Merger Sub contained in this Agreement;

(b) any failure of any certification, representation or warranty made by the Acquirer in the certificate delivered by the Acquirer to the Company pursuant to Section 1.2(a)(i) hereof to be true and correct as of the date such certificate is delivered to the Company; or

(c) any breach of, or default in connection with, any of the covenants, agreements or obligations made by the Acquirer or Merger Sub in this Agreement.

8.4 RESERVED

8.5 Indemnifiable Damage Threshold; Other Limitations. The indemnification provided for in Section 8.2 and Section 8.3 shall be subject to the following limitations:

(a) Notwithstanding anything to the contrary contained herein, no Indemnified Person may make a claim against the Indemnity Escrow Fund in respect of any claim for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i)(A) or (ii) of Section 8.2 or (a) or (b) of Section 8.3, respectively (other than claims arising out of, resulting from or in connection with any failure of any of the Special Representations or in the case of fraud) unless and until the aggregate amount of all Indemnifiable Damages related to such claims exceeds $80,000 (the “Basket”), in which case the Indemnified Person may make claims for indemnification and may, as set forth in this Agreement, receive cash or shares of Acquirer Common Stock from the Indemnity Escrow Fund for all Indemnifiable Damages (including the amount of the Basket). The Basket shall not apply to any other Indemnifiable Damages.

(b) (i) If the Merger is consummated the aggregate Liability of the Contributing Equityholders for any Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i)(A) and (ii) of Section 8.2 shall not exceed the Indemnity Escrow Fund, and (ii) the aggregate Liability of the Acquirer for any Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (a) and (b) of Section 8.3, shall not exceed an amount equal to the Indemnity Escrow Amount, except, in each case, (A) in the case of fraud by or on behalf of any Person and (B) any failure of any of the representations and warranties of (1) the Company contained in Section 2.1 (Organization, Standing, Power and Subsidiaries), Section 2.2 (Capital Structure), Section 2.3 (Authority; Non-contravention), Section 2.8 (Title to, Condition and Sufficiency of Assets), Section 2.9 (Intellectual Property), Section 2.10 (Taxes), Section 2.11(a) – (g) (Employee Benefit Plans and Employee Matters), or Section 2.16 (Transaction Fees), or (2) the Acquirer contained in Section 3.1 (Organization and Standing), Section 3.2(a) (Authority; Non-Contravention), and Section 3.3 (Issuance of Shares) (collectively, the “Special Representations”) to be true and correct as aforesaid. In the case of all other claims, including claims arising out of, resulting from or in connection with (i) fraud by or on behalf of the Company or the Acquirer and (ii) any failure of any of the Special Representations to be true and correct as aforesaid, until after the Acquirer Indemnified Person has exhausted or made claims upon the Indemnity Escrow Fund (after taking into account all other claims for indemnification from the Indemnity Escrow Fund made by the Acquirer), the aggregate Liability of the Contributing Equityholders, on the one hand, and the Acquirer, on the other hand, for Indemnifiable Damages shall not exceed $8,000,000 in the aggregate; provided, further, that no such limitations of Liability shall apply to a Contributing Equityholder in the case of (x) fraud by or on behalf of such Contributing Equityholder or (y) fraud by or on behalf of the Company in which such Contributing Equityholder participated or had actual knowledge.

(c) For the purposes of calculating Indemnifiable Damages subject to indemnification under Section 8.2 and Section 8.3, (i) such Indemnifiable Damages shall not include any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple damages or damages with respect to any breach of any representation or warranty that the breaching party could not have reasonably foreseen as of the Closing Date, except to the extent any such Indemnifiable Damages are actually awarded to Governmental Entity or other third party in any Third-Party Claim, (ii) such Indemnifiable Damages shall be determined without duplication of recovery by reason of the state of facts giving rise to such Indemnifiable Damages constituting a breach of more than one representation, warranty, covenant or agreement; (iii) such Indemnifiable Damages shall not include Indemnifiable Damages to the extent they were taken into account (including with respect to any reserves specifically established therefor) in determining the Adjustment Amount; and (iv) such Indemnifiable Damages shall be calculated net of any insurance proceeds actually recovered by the applicable Indemnified Person for such Damages, net of all reasonable and documented costs of recovery (including any related deductible and any actual increase in premiums), and any indemnity, contributions or similar payment actually received by the Indemnified Person in respect of any such claim. In the event that an insurance recovery is made by an Indemnified Person with respect to any Indemnifiable Damages for which such Indemnified Person has been indemnified hereunder and such insurance recovery would result in duplicative recovery by such Indemnified Person, then a refund equal to the aggregate amount of the insurance recovery shall be made promptly by such Indemnified Person to the applicable Indemnifying Party, net of all reasonable and documented costs of recovery. Each of the parties acknowledges the common law duty to mitigate under Delaware law. Acquirer and the Surviving Corporation agree to, at all times after Closing, maintain commercial reasonable insurance coverage protecting the Acquirer Indemnified Persons. Following the Closing, the Surviving Corporation agrees to maintain the Company’s insurance policies that are in place as of the date hereof until the time that each such policy is eligible for renewal. The Acquirer Indemnified Persons shall use commercially reasonable efforts to seek recovery under any insurance policy held by the Acquirer that would reasonably be expected to be available to cover any Indemnifiable Damages.

(d) Notwithstanding anything to the contrary contained herein, (i) no Contributing Equityholder will have any right of indemnification, contribution or right of advancement from Acquirer, the Surviving Corporation, or any other Acquirer Indemnified Person with respect to any Indemnifiable Damages claimed by any Stockholder Indemnified Person or any right of subrogation against the Company, or the Surviving Corporation with respect to any indemnification of a Stockholder Indemnified Person by reason of any of the matters set forth in Section 8.2, and (ii) the rights and remedies of the Stockholder Indemnified Persons after the Effective Time shall not be limited by any investigation or disclosure made by or on behalf of any Indemnified Person prior to the Effective Time regarding any failure, breach or other event or circumstance.

8.6 Period for Claims Against Escrow Fund. Except for Third-Party Claims and except as set forth in this Section 8.6 and in the case of claims alleging fraud by or on behalf of any Person, the period during which claims for Indemnifiable Damages may be made (the “Claims Period”) against the Escrow Fund for Indemnifiable Damages arising out of, resulting from or in connection with (i) the matters listed in clauses (i)(A) and (ii) of Section 8.2 (other than with respect to any of the Special Representations) shall commence at the Closing and terminate at 11:59 p.m. Pacific time on the last date of the Escrow Period, (ii) the matters listed in clauses (i)(A) and (ii) of Section 8.2 with respect to any of the Special Representations (other than Tax Representations and the Employee Benefit Representations), and clause (i)(B) shall commence at the Closing and terminate upon the expiration of the applicable statute of limitations, and (iii) the matters listed in clauses (i) and (ii) of Section 8.2 with respect to any the Tax Representations and the Employee Benefit Representations, and the matters listed in Section 8.2(v), shall commence at the Closing and terminate thirty (30) days following the expiration of the applicable statute of limitations. The Claims Period for Indemnifiable Damages arising out of, resulting from or in connection with all other claims shall commence at the Closing and terminate upon the expiration of the applicable statute of limitations. Notwithstanding anything to the contrary contained herein, such portion of the Indemnity Escrow Fund at the conclusion of the Indemnity Escrow Period as in the reasonable judgment of Acquirer may be necessary to satisfy any unresolved or unsatisfied claims for Indemnifiable Damages specified in any Claim Certificate delivered to the Stockholders’ Agent prior to the expiration of the Escrow Period shall remain in the Indemnity Escrow Fund until such claims for Indemnifiable Damages have been resolved or satisfied. The availability of the Indemnity Escrow Fund to indemnify the Acquirer will be determined without regard to any right to indemnification that any Company Stockholder may have in his capacity as an officer, manager, employee or agent of the Company and no such Company Stockholder will be entitled to any indemnification from the Company, the Surviving Corporation or the Surviving Corporation for amounts paid for indemnification under this Article 8.

8.7 Claims.

(a) From time to time during the Claims Period, subject to the provision of Section 8.10 relating to Third-Party Claims, Acquirer may deliver to the Stockholders’ Agent, or the Stockholders’ Agent may deliver to Acquirer, one or more certificates signed by any officer of Acquirer, or the Stockholders’ Agent, respectively (each, a “Claim Certificate”):

(i) stating that the Indemnified Person has incurred, paid, reserved or accrued, or reasonably and in good faith believes that it may incur, pay, reserve or accrue, Indemnifiable Damages (or that with respect to any Tax matters, that any Tax Authority may raise such matter in audit of Acquirer or its subsidiaries, that could give rise to Indemnifiable Damages);

(ii) stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount believed by the Indemnified Person in good faith to be incurred, paid, reserved, accrued or demanded by a third party); and

(iii) specifying in reasonable detail (based upon the information then possessed by the Indemnified Person) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.

8.8 Resolution of Objections to Claims.

(a) If the Stockholders’ Agent, on behalf of the Contributing Equityholders as the indemnifying party, or Acquirer, as the indemnifying party (as applicable, the “Indemnifying Party”) does not contest, by written notice to the Indemnified Person, any claim or claims by Indemnified Person made in any Claim Certificate within the 20-Business Day period following receipt of the Claim Certificate, then (i) if the Contributing Equityholders are the Indemnifying Party, the Escrow Agent shall release the number of shares of Acquirer Common Stock held in the Indemnity Escrow Fund having a total value equal to the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate; provided that the per share value of any shares of Acquirer Common Stock held in the Indemnity Escrow Fund cancelled to satisfy any claims in a Claim Certificate under this Article 8 shall be the Trading Price, (ii) if the Contributing Equityholders are the Indemnifying Party and if the number of shares of Acquirer Common Stock held in the Indemnity Escrow Fund at the time of such claim are insufficient to equal the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate, then the Contributing Equityholders shall pay any such excess amount of Indemnifiable Damages directly to the Acquirer (in accordance with their Pro Rata Shares) within ten (10) Business Days from the end of the 20-Business Day period following receipt of a Claim Certificate (and any shares of Acquirer Common Stock used by any Contributing Equityholder to satisfy such Contributing Equityholder’s liability (in whole or in part), shall be valued at the fair market value of a share of Acquirer Common Stock at the time of such claim (the “Share Value”), and (iii) if the Acquirer is the Indemnifying Party, then Acquirer shall make payment promptly (in cash or Acquirer Common Stock valued at the Share Value) to the Contributing Equityholders within 10 Business Days from the end of the 20-Business Day period following receipt of a Claim Certificate.

(b) If the Indemnifying Party objects in writing to any claim or claims by an Indemnified Person made in any Claim Certificate within the 20-Business Day period set forth in Section 8.8(a) Acquirer and the Stockholders’ Agent shall attempt in good faith for 60 days after the Indemnifying Person’s receipt of such written objection to resolve such objection. If Acquirer and the Stockholders’ Agent shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both Acquirer and the Stockholders’ Agent and, if the Contributing Equityholders are the Indemnifying Party, delivered to the Escrow Agent. The Escrow Agent shall be entitled to conclusively rely on any such memorandum and the Escrow Agent shall release a number of shares of Acquirer Common Stock held in the Indemnity Escrow Fund in accordance with this Section 8.8 and the terms of such memorandum; provided that the per share value of any shares of Acquirer Common Stock cancelled by the Escrow Agent to satisfy any claims in a Claim Certificate under this Article 8 shall be the Trading Price; provided, further, that the per share value of any shares of Acquirer Common Stock returned to Acquirer by a Contributing Equityholder for cancellation (other than from the Indemnity Escrow Fund) to satisfy any claims in a Claim Certificate under this Article 8 shall be the Share Value.

(c) If no such agreement can be reached during the 60-day period for good faith negotiation set forth in Section 8.8(b), but in any event upon the expiration of such 60-day period, either Acquirer or the Stockholders’ Agent may bring a claim in accordance with the terms of Section 9.11 to resolve the matter. The decision of a court of competent jurisdiction as to the validity and amount of any claim in such Claim Certificate shall be non-appealable, binding and conclusive upon the parties hereto and the Company Stockholders, and the Escrow Agent shall be entitled to act in accordance with such decision and the Escrow Agent shall release and amount of cash and a number of shares of Acquirer Common Stock held in the Indemnity Escrow Fund in accordance therewith and the terms of this Section 8.8.

(d) For purposes of this Section 8.8(d), in any suit hereunder in which any claim or the amount thereof stated in the Claim Certificate is at issue, Acquirer shall be deemed to be the prevailing party unless the court determines in favor of the Stockholders’ Agent (on behalf of the Contributing Equityholders) with respect to more than one-half of the amount in dispute, in which case the Contributing Equityholders shall be deemed to be the prevailing party. The non-prevailing party shall pay its own expenses and the expenses and the fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such suit.

8.9 Stockholders’ Agent.

(a) At the Closing, Emmanuel Puentes shall be constituted and appointed as the Stockholders’ Agent. The Stockholders’ Agent shall be the agent for and on behalf of the Contributing Equityholders to: (i) execute, as Stockholders’ Agent, this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, (ii) give and receive notices, instructions and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Contributing Equityholders, to or from Acquirer (on behalf of itself or any other Stockholder Indemnified Person) relating to this Agreement or any of the Transactions and any other matters contemplated by this Agreement or by such other agreement, document or instrument, (iii) review, negotiate and agree to and authorize the Escrow Agent to release cash to any Stockholder Indemnified Person and to cancel a number of shares of Acquirer Common Stock held in the Indemnity Escrow Fund in satisfaction of claims asserted by Acquirer (on behalf of itself or any other Stockholder Indemnified Person, including by not objecting to such claims) pursuant to this Article 8, (iv) object to such claims pursuant to Section 8.8, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand a claim and comply with Orders of courts with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by a court, settlement or otherwise, and take or forego any or all actions permitted or required of any Contributing Equityholder or necessary in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Contributing Equityholders; (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Contributing Equityholders in accordance with the terms hereof and in the manner provided herein and (viii) take all actions necessary or appropriate in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. Acquirer, the Merger Subs and their respective Affiliates (including after the Effective Time, the Surviving Corporation) shall be entitled to rely on the appointment of Manny Puentes as the Stockholders’ Agent and treat such Stockholders’ Agent as the duly appointed attorney-in-fact of each Contributing Equityholder and has having the duties, power and authority provided for in this Article 8. The Contributing Equityholders shall be bound by all actions taken and documents executed by the Stockholders’ Agent in connection with this Article 8, and Acquirer and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Stockholders’ Agent. The Person serving as the Stockholders’ Agent may be replaced from time to time by the Contributing Equityholders upon not less than 30 days’ prior written notice to Acquirer.

(b) Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholders’ Agent shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Contributing Equityholders and shall be final, binding and conclusive upon each such Contributing Equityholders; and each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Contributing Equityholders. Acquirer, the Merger Subs, and the Surviving Corporation are hereby relieved from any Liability to any Person for any acts reasonably done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Stockholders’ Agent.

(c) Notwithstanding the obligations of the Stockholders’ Agent set forth in Section 8.9(a), the Stockholders’ Agent shall not be responsible to any Contributing Equityholder for any loss or damages which such Contributing Equityholder may suffer by the performance of the Stockholders’ Agent’s duties under this Agreement and the Stockholders’ Agent shall incur no liability to any Contributing Equityholder with respect to any action taken or suffered by the Stockholders’ Agent in reliance upon any notice, direction, instruction, consent, statement or other documents believed by it to be genuinely and duly authorized, nor for any other action or inaction with respect to the indemnification or other obligations of the Contributing Equityholders under this Agreement or any agreement contemplated hereunder, including the defense or settlement of any claims and the making of payments with respect thereto (other than loss or damages arising ultimately and finally determined by a court of competent jurisdiction (and all rights of appeal have been exhausted or have lapsed) to have arisen from willful violation of Applicable Law or gross negligence in the performance of such duties under this Agreement by the Stockholders’ Agent). The Stockholders’ Agent shall not have any duties or responsibilities except those expressly set forth in this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, and no implied covenants, functions, responsibilities, duties, obligations or Liabilities shall be read into this Agreement or any agreement or instrument entered into or delivered in connection with the Transactions or shall otherwise exist against the Stockholders’ Agent. The Stockholders’ Agent may, in all questions arising under this Agreement or any agreement contemplated hereunder, rely on the advice of counsel (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of good faith and reasonable judgment), and for anything done, omitted or suffered in good faith by the or any agreement contemplated hereunder it shall not be liable to the Contributing Equityholder. Without limiting the foregoing, each Contributing Equityholder shall indemnify and defend the Stockholders’ Agent and hold the Stockholders’ Agent harmless against any loss, damage, cost, liability or expense actually incurred without fraud, gross negligence or willful misconduct by the Stockholders’ Agent (as determined in a final and non-appealable judgment of a court of competent jurisdiction) and arising out of or in connection with the acceptance, performance or administration of the Stockholders’ Agent duties under this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions. Any expenses or taxable income incurred by the Stockholders’ Agent in connection with the performance of its duties under this Agreement or any agreement or instrument entered into or delivered in connection with the Transactions shall not be the personal obligation of the Stockholders’ Agent but shall be payable by and attributable to Contributing Equityholders.

8.10 Third-Party Claims.

(a) If any Indemnified Person receives notice of the assertion or commencement of any action, suit, claim or other legal proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third-Party Claim”) against such Indemnified Person with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Person shall give the Indemnifying Party prompt written notice thereof, and in any event in no less than 10 Business Days following receipt by the Indemnified Person of notice of the Third-Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party is materially prejudiced by reason of such failure. Such notice by the Indemnified Person shall describe the Third-Party Claim in reasonable detail and shall indicate the estimated amount, if reasonably practicable, of the Indemnifiable Damages that has been or may be sustained by the Indemnified Person. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Person, to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Person shall cooperate in good faith in such defense; provided, that prior to the Indemnifying Party assuming control of such defense, it shall demonstrate to the Indemnified Person in writing the Indemnifying Person’s financial ability to provide full indemnification to the Indemnified Person with respect to such Third-Party Claim (including the ability to post any bond required by the court or adjudicative body before which such Third-Party Claim is taking place); provided, further the Indemnifying Party shall not be entitled to assume control of such defense if (i) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (ii) the Indemnified Person reasonably believes an adverse determination with respect to the Third-Party Claim giving rise to such claim for indemnification would be materially detrimental to or materially injure the Indemnified Person’s reputation or future business prospects as a result of a reasonable likelihood that such Third-Party Claim would be the subject of unwanted media attention or negative publicity, (iii) such claim seeks an injunction or equitable relief against the Indemnified Person, (iv) in the reasonable opinion of the Indemnified Person’s counsel, a conflict of interest exists between the Indemnifying Party and the Indemnified Person, (v) the Indemnifying Party failed or is failing to defend such claim in good faith, (vi) the Indemnified Person is an Acquirer Indemnified Person and the Indemnifiable Damages related to or arising out of such claim would, as reasonably determined by the Indemnified Person, result in Indemnifiable Damages which, together with any other indemnifiable or potential indemnifiable Losses as of such date, would exceed the amount available for recovery under this Article VIII, or (vii) the Indemnified Person is an Acquirer Indemnified Person and the defense of such Third-Party Claim by the Indemnifying Party would be, as reasonably determined by the Indemnified Person, expected to adversely affect the Indemnified Person’s relationship with any of such party’s customers or vendors. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 8.10(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Person. The Indemnified Person shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim or fails to promptly notify the Indemnified Person in writing of its election to defend as provided in this Agreement, the Indemnified Person may, subject to Section 8.10(b), pay, compromise, defend such Third-Party Claim and seek indemnification for any and all Indemnifiable Damages based upon, arising from or relating to such Third-Party Claim. Stockholders’ Agent and Acquirer shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(b) Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Person (which consent shall not be unreasonably withheld, conditioned or delayed), unless (i) the settlement involves only payment of money damages, (ii) all such money damages will be the responsibility of, and paid by, the Indemnifying Party, (iii) the settlement does not impose any injunction or other equitable relief on, and contains no admission of wrongdoing by, the Indemnified Person and (iv) the settlement contains a legally binding, unconditional and irrevocable releases of the Indemnified Person from all Liabilities with respect to such claim.

(c) An Indemnified Person may not settle any Third-Party Claim for which it is seeking indemnification hereunder without the prior written consent of the Indemnifying Party (which will not be unreasonably withheld, conditioned or delayed); provided that the Indemnified Person may admit liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent so long as the Indemnified Person releases, to the reasonable satisfaction of the Indemnifying Party, any claims to indemnification with respect to such Third-Party Claim pursuant to this Article VIII.

8.11 Treatment of Indemnification Payments. Acquirer, the Stockholders’ Agent and the Contributing Equityholders agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this Article 8 as adjustments to the Merger Consideration for all Tax purposes, to the maximum extent permitted by Applicable Law.

ARTICLE 9
General Provisions

9.1 Survival of Representations, Warranties and Covenants. If the Merger is consummated, (i) the representations and warranties of the Company and the Acquirer (and the Merger Sub) contained herein, and in the other certificates contemplated by this Agreement shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until the date that is 18 months following the Closing Date; provided that (A) the Special Representations (other the Tax Representations and the Employee Benefit Representations) will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until the expiration of the applicable statute of limitations, (B) the Tax Representations and Employee Benefit Representations will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until thirty (30) days following the expiration of the applicable statute of limitations, for claims that seek recovery of Indemnifiable Damages arising out, resulting from or in connection with an inaccuracy or breach of such representations or warranties, and (ii), except as otherwise expressly provided herein, the covenants and agreements contained in this Agreement shall survive the execution and delivery hereof and the consummation of the Merger until the expiration of the applicable statute of limitations (including any extensions or waivers thereto (such periods, the “Survival Period”); provided, further, no right to indemnification pursuant to Article 8 in respect of any claim that is set forth in an Claim Certificate delivered to the Stockholders’ Agent prior to the expiration of the applicable Survival Period shall be affected by the expiration of such representations and warranties; and provided, further, that such expiration shall not affect the rights of any Indemnified Person under Article 8 or otherwise to seek recovery of Indemnifiable Damages arising out, resulting from or in connection with any fraud by or on behalf of the Company.

9.2 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via electronic mail (with automated or personal confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i)	if to Acquirer or Merger Sub, to:

Logiq, Inc.
85 Broad Street, 16-079
New York, NY 10004
Attention: Chief Executive Officer
Email: tom@logiq.com

with a copy (which shall not constitute notice) to:

Procopio, Cory, Hargreaves & Savitch LLP
12544 High Bluff Drive
Suite 400
San Diego, CA 92130
Attention: Christopher Tinen, Esq.
Email: christopher.tinen@procopio.com

(ii)	if to the Company, to:

PO BOX 471
Lafayette, CO 80026
E-Mail: epuentes@rebelai.com

with a copy (which shall not constitute notice) to:

OGC Services LLC
75 Waneka Parkway
Lafayette, CO 80026
Attn: Jeff Carson
jeffgc@ogcservices.net

(iii)	If to the Stockholders’ Agent, to:

Emmanuel Puentes
PO BOX 471
Lafayette, CO 80026
Email: epuentes@rebelai.com

with a copy (which shall not constitute notice) to:

OGC Services LLC
75 Waneka Parkway
Lafayette, CO 80026
Attn: Jeff Carson
jeffgc@ogcservices.net

Any notice given as specified in this Section 9.2 (i) if delivered personally or sent by electronic mail transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the third Business Day after the post of the same.

9.3 Interpretation. When a reference is made herein to Articles, Sections, Subsections or Exhibits, such reference shall be to an Article, Section or Subsection of, or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “made available”, “provided to,” “delivered to,” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a true, correct and complete paper copy of the information or material referred to has been provided to the party to whom such information or material is to be provided or delivered, and when used in reference to the Company or the Company Stockholders, a true, correct and complete paper copy of the information or material has been posted prior to the date hereof to the https://www.dropbox.com/l/scl/AACtHmxI8Or0XwE04ABk7bjTmSSKDOu4-Jo including the secured folders located therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender, (ii) words using the singular or plural form also include the plural or singular form, respectively, and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to a Person are also to its permitted successors and assigns. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.”

9.4 Amendment. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto; provided that no amendment shall be made to this Agreement that by Applicable Law requires further approval by the Company Stockholders without such further approval. To the extent permitted by Applicable Law, Acquirer and the Stockholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Stockholders’ Agent.

9.5 Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Acquirer and the Stockholders’ Agent may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (x) prior to the Closing with respect to the Company and/or the Company Stockholders, signed by the Company, (y) after the Closing with respect to the Company Stockholders and/or the Stockholders’ Agent, signed by the Stockholders’ Agent and (z) with respect to Acquirer and/or Merger Sub (or the Surviving Corporation), signed by Acquirer. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

9.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart. The delivery by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

9.7 Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Disclosure Schedule, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article 8 is intended to benefit the Indemnified Person).

9.8 Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquirer and/or Merger Sub may assign its rights and delegate its obligations under this Agreement to any direct or indirect wholly-owned subsidiary of Acquirer without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Acquirer and/or Merger Sub, as applicable, shall remain liable for all of its obligations under this Agreement and, for the avoidance of doubt, the Stock Consideration shall only be payable in shares of Acquirer Common Stock. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

9.9 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.10 Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that, subject to Section 8.5(b), the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

9.11 Submission to Jurisdiction; Consent to Service of Process.

(a) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware), and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such court (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely with the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). A party hereto may apply to a court of competent jurisdiction for prejudgment remedies and emergency relief pending final determination of a claim pursuant to this Section 9.11.

9.12 Governing Law. This Agreement, all acts and transactions pursuant hereto and all obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction.

9.13 Waiver of Jury Trial9.14. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

9.15 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

[Signature Page Next]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Stockholders’ Agent, personally), all as of the date first written above.

Logiq, Inc.

By:
Name:
Title:

RAI Acquisition Sub, Inc.

By:
Name:
Title:

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Stockholders’ Agent, personally), all as of the date first written above.

Rebel AI Inc.

By:
Name:
Title:

Emmanuel Puentes

By:
Name:
Title:

EXHIBIT A

Definitions

As used herein, the following terms shall have the meanings indicated below. Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place.

“Acquirer Common Stock” means the Common Stock, par value $0.0001 per share, of Acquirer.

“Adjustment Amount” means an amount, which may be a positive or a negative number, equal to (i) the Closing Net Working Capital Shortfall, if any, minus (ii) the Closing Net Working Capital Excess, if any, plus (iii) the Transaction Expenses and plus (iv) the Company Debt (other than the EIDL Loan Balance).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.

“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses and the Privacy Requirements.

“Business” means the business of the Company as currently conducted and as currently proposed to be conducted on the date of Closing.

“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in New York, New York.

“CARES Act” means, collectively, (i) the Coronavirus Aid, Relief, and (ii) the Economic Security Act and the Economic Aid Act.

“Cash Consideration” means the Gross Cash Consideration minus the Adjustment Amount; provided that, if the Adjustment Amount is greater than $1,126,000 (such difference, the “Excess Adjustment Amount”), then the Cash Consideration shall be deemed $0.

“Closing Cash” means the aggregate amount (without duplication) of any unrestricted cash and cash equivalents, including marketable securities, short-term investments, uncleared deposits and demand deposits, on hand or in accounts of the Company (net of outstanding checks) (not including (i) prepaid deposits or other similar restricted cash and (ii) cash subject to any forbearance agreements) determined in accordance with GAAP.

“Closing Net Working Capital Excess” means the amount, if any, by which the Company Net Working Capital as set forth in the Company Closing Financial Certificate exceeds the Company Net Working Capital Target.

“Closing Net Working Capital Shortfall” means the amount, if any, by which the Closing Net Working Capital Target exceeds the Company Net Working Capital as set forth in the.Company Closing Financial Certificate.

“Closing Net Working Capital Target” means $0.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Capital Stock” means the capital stock of the Company.

“Company Closing Financial Certificate” means a certificate executed by the officer of the Company dated as of the Closing Date, certifying the amount of (i) Adjustment Amount; (ii) Company Net Working Capital (including (A) the Company’s balance sheet as of the Closing Date prepared on a consistent basis with the Company Balance Sheet, (B) an itemized list of each Company Debt with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed, (C) an itemized list of each element of the Company’s consolidated current assets, (D) Closing Cash and (E) an itemized list of each element of the Company’s consolidated total current liabilities) and (iii) incurred but unpaid Transaction Expenses.

“Company Common Stock” means the common stock of the Company, par value $0.01 per share.

“Company Net Working Capital” means (i) the Company’s consolidated total current assets as of the Closing Date (as defined by and determined in accordance with GAAP as applied in the Company Balance Sheet) less (ii) the Company’s consolidated total current liabilities as of the Closing Date (as defined by and determined in accordance with GAAP as applied in the Company Balance Sheet). For purposes of calculating Company Net Working Capital, the Company’s current liabilities shall (regardless of whether they would be treated as a current liability under GAAP as applied in the Company Balance Sheet) include (A) all accrued but unpaid Liabilities for Taxes as of the Closing Date (including, for clarity, payroll taxes or other Taxes arising in connection with any payment required pursuant to this Agreement or the Transactions), whether or not such Liabilities for Taxes would be then due and payable and all bonuses or severance payments paid or payable by the Company to the Company’s officers, managers, employees and/or consultants in connection with the Merger, whether paid or payable at or following the Closing, (B) exclude all Liabilities for incurred but unpaid Transaction Expenses and any Company Debt that is outstanding as of the Closing, (C) exclude cash and cash equivalents, and (D) include all Liabilities in respect of any withholding obligation of the Company (in respect of employment tax withholding and income tax withholding) with respect to the exercise of any Company Options in connection with the consummation of the Transactions, to the extent any such Company Optionholder has not paid the Company in respect of such withholding in cash prior to the Closing.

“Company Option Plan” means that certain Rebel AI Inc. Equity Incentive Plan.

“Company Options” means all issued and outstanding options to purchase or otherwise acquire Company Common Stock (whether or not vested) under the Company Option Plan.

“Company Optionholders” means any holder of Company Options.

“Company Stockholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of shares of Company Capital Stock as of immediately prior to the Effective Time.

“Continuing Employees” means the employees of the Company who are offered continued employment with Acquirer, the Surviving Corporation or one of their respective subsidiaries and, in each case, who accept employment and remain employees of the Surviving Corporation or become employees of Acquirer or one of its subsidiaries as of immediately after the Effective Time.

“Contributing Equityholder” means any holder of Company Common Stock and any Company Optionholder who has exercised his or her Company Options pursuant to the Company Option Plan and subject to Section 1.3(b) hereof, in each case, as of immediately prior to the Effective Time.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) as of the Agreement Date or as may hereafter be in effect, including all amendments, supplements, exhibits and schedules thereto.

“Coronavirus Pandemic” means the 2020-2021 severe acute respiratory syndrome coronavirus 2 pandemic.

“Coronavirus Relief Programs” means the Paycheck Protection Program (pursuant to the CARES Act), the CMS Accelerated and Advance Payment Program or similar funds from federal, state and local Governmental Authority relief programs established in response to the Coronavirus Pandemic.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“EIDL Loan Balance” means the outstanding balance (including accrued interest) as of the Closing under the Economic Injury Disaster Loan made to the Company by the U.S. Small Business Administration on August 20, 2020 in the principal amount of $150,000.00, SBA Loan No. 6414148201.

“Employee Benefit Representations” means the representations and warranties of the Company contained in Section 2.11 (Employee Benefit Plans and Employee Matters) (or in any certificate delivered to Acquirer pursuant to this Agreement that are within the scope of those covered by such Section).

“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental, Health and Safety Requirements” means all Applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.

“Equityholders” means, shall mean any holder of Company Common Stock or Company Options, in each case, as of immediately prior to the Effective Time.

“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, equity appreciation, phantom equity, profit participation, exit payments, subscription or other similar rights of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“Escrow Amount” means shares of Acquirer Common Stock equal to Two Million Dollars ($2,000,000) (the “Indemnity Escrow Amount”).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.

“Gross Cash Consideration” means $1,126,000 in cash; provided, however, that the parties hereto agree that the Gross Cash Consideration shall be reduced dollar for dollar in the event of the occurrence of certain circumstances set forth on Schedule A hereto. Any reduction made pursuant to this definition of Cash Consideration shall be treated as an adjustment to the purchase price by the parties for Tax purposes, unless otherwise required by Law.

“Gross Stock Consideration” means that number of shares of restricted Acquirer Common Stock equal to (x) Seven Million Dollars ($7,000,000), divided by (y) the Trading Price

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Tax or other governmental or quasi-governmental authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Indebtedness” means, without duplication, (a) all obligations and liabilities for or in respect of borrowed money of the Company, (b) liabilities of the Company evidenced by bonds, debentures, notes, or other similar instruments or debt securities, (c) all obligations and liabilities, contingent or otherwise, of the Company in respect of any letters of credit or bankers’ acceptances, (d) any interest rate swap, forward contract or other hedging arrangement of the Company, (e) Indebtedness of the type described in clauses (a) through (d) above of other Persons secured by a lien on assets of the Company, (f) all guarantees, assumptions and other contingent obligations and liabilities of the Company in respect of Indebtedness of the type described in clauses (a) through (e) above of other Persons, and in the case of each of clauses (a) through (f) above, including any unpaid principal, premium, accrued or unpaid interest, prepayment or early termination penalties and fees and other amounts payable in connection therewith.

“Initial PPP Loan” means a loan made to the Company pursuant to the Paycheck Protection Program under the CARES Act, according to a U.S. Small Business Administration Note, SBA Loan #65614070-04 between the Company and First Fidelity Bank, dated as of April 14, 2020 and related documents.

“IPO” means that certain proposed initial public offering of securities of the Acquirer in Canada being offered on a “best efforts” basis pursuant to an agency agreement between the Company and Mackie Research Capital Corporation.

“Knowledge” means, (i)when used with respect to the Company, the actual or constructive knowledge of any director or Key Employee of the Company, after due inquiry, and (ii) when used with respect to the Acquirer or Merger Sub, the actual or constructive knowledge of any director or officer of either company, after due inquiry

“Legal Proceeding” means any private or governmental action, inquiry, claim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“Material Adverse Effect” with respect to any party means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, regardless of whether or not such Effect constitutes a breach of the representations, warranties, covenants, agreements or obligations of such party herein, (i) is, would reasonably be likely to be or become, materially adverse to the near-term or longer-term condition, Liabilities, capitalization, operations, business, results of operations, financial condition or assets (including intangible assets) of the party and its subsidiaries, or (ii) adversely affects, or would reasonably be likely to adversely affect, such party’s ability to perform or comply with the covenants, agreements or obligations of such party herein or to consummate the Transactions in accordance with this Agreement and Applicable Law. Notwithstanding the above, Material Adverse Effect shall not include any Effect directly arising out of or attributable to: (A) changes in general economic or political conditions (provided that such changes do not affect such party disproportionately as compared to such party’s competitors), (B) changes affecting the industry generally in which such entity operates (provided that such changes do not affect such party disproportionately as compared to such Person’s competitors), (C) changes in Applicable Laws or accounting rules (including GAAP) (provided that such changes do not affect such entity disproportionately as compared to such Person’s competitors), (D) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof, (E) any action expressly required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Acquirer (in the case of the Company) or Stockholders’ Agent (in the case of the Acquirer or Merger Sub), (F) the announcement, pendency or completion of the Transactions, (G) any natural or man-made disasters or acts of God, (H) any epidemics, pandemics, disease outbreaks, or other public health emergencies (excluding the Coronavirus Pandemic), or (I) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded.

“Merger Consideration” means the Cash Consideration and the Stock Consideration.

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order.

“Per Unit Cash Consideration” means (i) the Cash Consideration divided by (ii) the number of shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time.

“Per Unit Stock Consideration” means (i) the Stock Consideration divided by (ii) the number of shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

“PPP Escrow Amount” means that certain amount required to be placed in an account controlled by the PPP Lender pursuant to that certain SBA Procedural Notice Control Number 5000-20057 (the “Notice”) for the purpose of rendering unnecessary the consent of the U.S. Small Business Administration to the Transaction, as set forth in the Notice, the amount shall include the entire unpaid principal amount of the PPP Loan and all interest accrued through the maturity of the PPP Loan.

“PPP Escrow Fund” means the PPP Escrow Amount together with any interest, dividends, gains and other income thereon.

“PPP Lender” means First Fidelity Bank.

“PPP Loan” means a loan made to the Company pursuant to the Paycheck Protection Program under the CARES Act, according to a U.S. Small Business Administration Note, SBA Loan #2205929308 between the Company and the PPP Lender, dated as of January 22, 2021 and related documents.

“PPP Loans” means the Initial PPP Loan and the PPP Loan.

“PPP Forgiveness Date” shall mean the date the PPP Loan Escrow Amount is completely forgiven, as finally determined by the applicable Governmental Entity.

“Pre-Closing Taxes” means any (i) Taxes of the Company for a Taxable period ending on or prior to the Closing Date (treating the Company’s Taxable period for income-Tax purposes for the year of the Closing as ending on the close of business on the Closing Date) and for the portion of any Straddle Period through the close of business on the Closing Date and (ii) Taxes of any other Person for which the Company is liable if the agreement, event or occurrence giving rise to such Liability occurred on or before the Closing Date. For the avoidance of doubt, Pre-Closing Taxes includes any payroll taxes or other Taxes of the Company arising in connection with any payment required pursuant to, or arising as a result of, this Agreement or the Transactions, whether or not such Taxes are due and payable as of the Closing Date (and, for the avoidance of doubt, shall include any such Taxes that were deferred pursuant to the CARES Act).

“Pre-Closing Tax Period” shall mean any taxable period or portion thereof ending on, or as treated as ending on pursuant to this Agreement, or before the Closing Date.

“Pro Rata Share” means, with respect to a particular Company Stockholder, a fraction, the numerator of which is the aggregate amount of cash that such Company Stockholder is entitled to be paid pursuant to Section 1.3(a), and the denominator of which is the Cash Consideration.

“Option Agreement” means an agreement between the Company and a Company Optionholder that sets forth the rights and obligations of the Company Optionholder and the Company in connection with a grant of Company Options.

“Organizational Documents” means, with respect to a Person, that Person’s Certificate of Incorporation or Articles of Incorporation, as applicable, as amended, and Bylaws, as amended, and all other organizational and constituent documents.

“Representatives” means, with respect to a Person, such Person’s officers, directors, managers, Affiliates, stockholders, members or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“Securities Act” means the Securities Act of 1933, as amended.

“Stock Consideration” means that number of shares of restricted Acquirer Common Stock equal to (x)(i) Seven Million Dollars ($7,000,000), minus (ii) the EIDL Loan Balance, minus (iii) the Excess Adjustment Amount, divided by (y) the Trading Price.

“Straddle Period” shall mean any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means any corporation, partnership, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Representations” the representations and warranties of the Company contained in Section 2.10 (Taxes) (or in any certificate delivered to Acquirer pursuant to this Agreement that are within the scope of those covered by such Section).

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.

“Trading Price” means the volume weighted average closing price of Acquirer Common Stock on the OTCQX for the twenty (20) consecutive trading day period ending one trading day prior to the Closing.

“Transaction Expenses” means all third-party fees, costs, expenses, payments and expenditures incurred by the Company in connection with the Merger, this Agreement and the Transactions, whether or not incurred, billed or accrued (including (i) any fees, costs expenses, payments and expenditures of legal counsel and accountants, the maximum amount of fees costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons notwithstanding any earnouts, escrows or other contingencies, (ii) all bonuses, severance, change of control, retention, similar payment other form of compensation that becomes payable by the Company to the Company’s current or former officers, managers, employees and/or consultants in connection with the Merger (whether alone or in combination with any other event, fixed or contingent) that are unpaid as of the Closing, (iii) any amounts payable by the Company in order to obtain any Company Stockholder Agreements, including in each case including any employer-side payroll or other similar Taxes arising in connection therewith, and any such fees, costs, expenses, payments and expenditures incurred by Company Stockholders paid for or to be paid for by the Company), and (iv) one-half of the Escrow Agent Fee.

“Transfer Taxes” shall mean any and all transfer, documentary, sales, use, registration, real property transfer, stamp, excise or stock transfer Taxes and other similar Taxes, and any penalties or interest with respect thereto, imposed with respect to the Transactions.

Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

“Acquirer”	Preamble
“Acquirer NWC Notice”	1.5(b)
“Acquirer’s Difference”	1.5(g)
“Acquirer SEC Documents”	3.4(a)
“Acquisition Proposal”	5.2(a)
“Agreement Date”	Preamble
“Agreement”	Preamble
“Audit”	6.3(i)
“Author”	2.9(f)
“Basket”	8.4(a)
“Board of Directors”	Recitals
“Cancelled Shares”	Section 1.3(a)(ii)
“Claim Certificate”	8.6(a)
“Claims Period”	8.5
“Closing Date”	1.1(c)
“Closing”	1.1(c)
“COBRA”	2.11(c)
“Company 401(k) Plan”	1.2(b)(x)
“Company Authorizations”	2.7(b)
“Company Balance Sheet Date”	2.4(b)
“Company Balance Sheet”	2.4(b)
“Company Databases”	2.9(q)
“Company Debt”	2.4(c)
“Deemed Option Exercise Program”	1.3(b)
“Disclosure Schedule”	ARTICLE 2
“Company Employee Plans”	2.11(a)
“Company Intellectual Property Agreements”	2.9(a)(ii)
“Company Intellectual Property”	2.9(a)(i)
“Company Owned Intellectual Property”	2.9(a)(iii)
“Company Products”	2.9(a)(iv)
“Company Registered Intellectual Property”	2.9(a)(v)
“Company Source Code”	2.9(a)(vi)
“Company Stockholder Approval”	Recitals
“Company Stockholders”	Recitals
“Company Voting Debt”	2.2(c)
“Company”	Preamble
“Confidential Information”	2.9(h)
“Confidentiality Agreement”	5.3(a)
“DMCA”	2.9(j)
“Effective Time”	1.1(d)
“Employment Agreement”	Recitals
“Election Notice”	1.3(b)
“ERISA Affiliate”	2.11(a)
“ERISA”	2.11(a)
“Escrow Agreements”	1.2(a)(iii)
“Escrow Period”	8.1(a)
“Escrow Release Date”	8.1(a)
“Export Approvals”	2.20
“Fair Market Value”	8.7(a)
“Final Net Working Capital Shortfall”
“Final Net Working Capital”
“Financial Statements”	2.4(a)
“Certificate of Merger”	1.1(d)
“Government Contract”	2.15(a)(xxiv)
“Group”	5.2(a)
“Indemnifiable Damages”	8.2
“Indemnified Person”	8.2
“Indemnified Persons”	8.2
“Indemnity Escrow Agreement”	1.2(a)(ii)
“Indemnity Escrow Fund”	8.1(a)
“Intellectual Property Rights”	2.9(a)(viii)
“Intellectual Property”	2.9(a)(vii)
“IP Representations”	8.4(b)
“Key Employee”	Recitals
“Material Contracts”	2.15(a)
“Merger Sub”	Preamble
“Merger”	Recitals
“New Litigation Claim”	5.6
“Non-Competition Agreement”	Recitals
“Notice of Objection”	1.5(c)
“Notice to Optionholders”	1.3(b)
“NWC Calculations”	1.5(b)
“Offer Letters”	5.10
“Open Source Materials”	2.9(a)(ix)
“Option Cashout Consideration”	1.3(b)
“Personal Data”	2.9(a)(x)
“PPP Escrow Agreement”	1.2(a)(iii)
“Program Conversion Date”	1.3(b)
“Proprietary Information, Content and Technology”	2.9(a)(xi)
“Reviewing Accountant”	1.5(e)
“Sales Tax”	2.10(n)
“SEC”	3.4(a)
“Section 280G”	5.14
“Section 280G Payments”	5.14
“Special Representations”	8.4(b)
“Specified Contractors”	1.2(b)(xx)
“Spreadsheet”	5.8
“Stockholders’ Agent”	Preamble, 8.8(a)
“Stockholders’ Agent’s Difference”	1.5(g)
“Surviving Corporation”	1.1(a)
“Termination Date”	7.1(b)
“Third-Party Claim”	8.9
“Third-Party Intellectual Property”	2.9(a)(xiii)
“Transactions”	Recitals
“WARN Act”	2.11(o)
“Written Consent”	Recitals